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REGISTRANT'S NAME Detica Group

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**FORMER NAME

**NEW ADDRESS

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JUL 09 2007
THOMSON FINANCIAL

FILE NO. 82- 35018

FISCAL YEAR 3/31/07

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DAT : 7/3/07



More to us than meets the eye

Annual report and accounts 2007

Detica
INFORMATION INTELLIGENCE

Contents

Detica at a glance

Detica is a specialist business and technology consultancy focused on turning complex information into relevant and actionable intelligence. In a climate of explosive growth in the volume of data and information available to enterprises and governments, our clients see intelligence led decision making as a key challenge.

Most of our work is in the information intensive areas of security, fraud containment, risk management, regulatory compliance and customer management. In these areas, we deliver a broad range of services including strategy formulation, people and process change and the delivery and support of technology solutions.

Group revenue
£156.1m
+54%



156.1
101.5
2006
2007

Adjusted* Group profit before tax
£17.3m
+47%



17.3
11.8
2006
2007

Adjusted* diluted earnings per share
10.7p
+39%



10.7p
7.7p
2006
2007

* A reconciliation of adjusted profit before tax and diluted earnings per share measures to reported IFRS measures is set out in the tables on pages 12 and 14. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

"We are very pleased to announce another year of excellent results for Detica.

Our Group revenues increased by 54% to £156.1 million, driven by a very strong 28% organic growth rate, as well as the impact of acquisitions."

Chairman's statement



Chris Conway
Chairman

Introduction and highlights

We are very pleased to announce another year of excellent results for Detica. Our Group revenues increased by 54% to £156.1 million, driven by a very strong 28% organic growth rate, as well as the impact of acquisitions. Adjusted* Group profit before tax increased by 47% to £17.3 million after net losses in StreamShield and start up losses in Detica Inc. Adjusted* diluted earnings per share also increased substantially by 39% to 10.7 pence.

We realised two long-stated strategic objectives during the year: building, via the acquisitions of DFI International (DFI) and m.a.partners, a meaningful presence in the US National Security market and developing a substantial business in the capital markets sector. We also acquired a smaller business, Inforenz Limited, to enable us to meet specific demand from clients for a computer forensics capability. Our 2007 results were also positively affected by the full year impact of the acquisition of Evolution and the small National Security business we acquired in the 2006 financial year.

The UK operation continued to perform well, delivering strong financial results whilst we undertook the integration of the acquired businesses. Our small organically-built US National Security business, Detica Inc, made steady progress and has, since the year end, been merged with DFI.

StreamShield's revenue and sales performance in the year was encouraging. However, in light of the continued uncertainty as to the viability of achieving sales on our preferred "per user per month" revenue model, the Board has decided to combine the business with our core products business, which in light of the type of sales made to date by StreamShield, is a more natural home for it.

People and the Board

Detica is primarily a people business and I would again like to thank all of our staff for their part in delivering another set of strong financial results. I would also like to welcome the 732 members of staff who joined our business last year and in particular those individuals who joined us via our three acquisitions. At the time of writing, the Group employs over 1,500 people.

We are pleased with the continued growth of the Group, but at the same time are mindful of the management challenges that result from such growth and we therefore strengthened our management team during the year with the recruitment and internal promotion of a number of senior people.

In addition, we strengthened the Board with two new appointments. As reported in September 2006, we are delighted to welcome Colin Evans to the Board as Group Chief Operating Officer. The creation of this role was a logical next-step in the evolution of the business as we drive it forward from a broadened operational footprint. Colin has demonstrated considerable management and commercial ability over many years with Detica, most recently as Managing Director of Detica UK, a post now filled through the promotion of Carl Bates.

* A reconciliation of adjusted profit before tax and diluted earnings per share measures to reported IFRS measures is set out in the tables on pages 12 and 14. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

+75%
Increase in total dividend compared to prior year

Group revenue £m


156.1
101.5
70.2
53.5
39.2
2003
2004
2005
2006
2007

As reported in April 2007, we are also delighted to welcome General John Gordon (USAF, Ret) to the Board as Non-Executive Director. John has chaired Detica Inc since September 2005 and played an important role in introducing Detica to DFI. The appointment of an experienced US director to our main Board helps ensure that we have the infrastructure and talent in place to drive the sustainable growth of our business both organically and through acquisition.

Dividends

The Board is recommending a final dividend of 2.175 pence per share, which, if approved by shareholders at the Annual General Meeting on 2 August 2007, will be paid on 10 August 2007 to shareholders on the register at 13 July 2007. The ex-dividend date will be 11 July 2007. The total dividend of 2.8 pence for the year represents an increase of 75% over 2006 (2006: 1.6 pence), and, as explained in the Financial Review below, addresses the gradual reduction in dividend yield we have seen over the last few years.

Corporate governance

Detica is committed to high standards of corporate governance. The Company has been in full compliance with the provisions set out in section 1 of the 2003 Combined Code throughout the year. Further explanation of how the principles of the Combined Code have been applied is given in the Corporate governance section of this report on pages 22 to 28 and in connection with Directors' remuneration in the relevant section of the Remuneration report on pages 29 to 35.

Strategy

The Group strategy remains unchanged. Our objective is to become the pre-eminent consulting player in the Information Intelligence sector in the UK and the US.
With the acquisition of DFI and m.a.partners we are well placed to replicate the success we have achieved in the UK in the US National Security market and in the Global Financial Services market.
We also aim to stay at the high end of the consultancy value chain by exploiting our strengths in business consulting, our strong technical capability in Information Intelligence and our growing pool of intellectual property.

Outlook

We continue to see healthy demand for our services across our markets and the outlook for the Group therefore remains good.

Chris Conway
Chairman
1 June 2007

+54%

Group revenues grew to £156.1 million



Business review

Tom Black
Chief Executive

Introduction

Detica has delivered excellent results for the year to 31 March 2007, with substantial increases in revenues and profits. Group revenues increased by 54% to £156.1 million (2006: £101.5 million), driven by strong organic growth of 28% and the impact of acquisitions. Our UK[1] business delivered an excellent profit performance, enabling us to fund investments in our US National Security operation and StreamShield. Adjusted[2] Group profit before tax increased by 47% to £17.3 million (2006: £11.8 million), representing an adjusted[2] operating margin of 10.9% (2006: 10.9%).

We realised two strategic objectives during the year, building a meaningful presence in the US National Security market and developing a substantial business in the capital markets sector in both Europe and the US. Our UK operation continued to perform well, delivering strong financial results whilst we undertook the integration of a number of acquired businesses, notably Evolution and m.a.partners in capital markets and DFI in US Government.

StreamShield's revenue and sales performance in the year was encouraging with an ongoing improvement in the sales pipeline. However, as this pipeline consists predominantly of product sales to network operators, as opposed to our preferred model of end-consumer sales via operators, the StreamShield business is turning out to be very similar in nature to our existing products business and we have decided, as explained more fully below, to combine the two, resulting in substantial future cost savings.

Demand for our services remains healthy across the business, particularly in the capital markets and National Security sectors, where global economic and political factors respectively are driving continued investment by our clients and where our recent entry into the US markets has created additional momentum. Our mix of services with its increasing emphasis on business consulting and ongoing focus on Information Intelligence remains a compelling proposition for clients and we are fast building a reputation as the pre-eminent consultancy in the Information Intelligence sector in the UK and US markets.

Detica UK

Revenues in our UK business increased by 48% to £149.5 million (2006: £101.3 million). With organic growth of 35%, the business' first half performance was unusually strong, reflecting exceptional demand from a number of clients in both the Government and Commercial sectors. We delivered an organic growth rate of 19% in the second half, reflecting the successful completion of a number of sizeable projects. Pleasingly, performance across our four UK business units was more balanced than in previous years, with each delivering organic growth rates ranging from 21% to 42%.

With the exception of Inforenz, the operating margins of businesses we have acquired to-date have been lower than that of our core business and hence have been margin dilutive. As stated at the time of these acquisitions, we are working to improve the margins of our acquired businesses to nearer our UK norms over a two to three year time horizon. Whilst good progress is being made in this regard, as expected, the operating margin of the UK business decreased to 14.8% (2006: 15.9%), reflecting the lower margins of m.a.partners and Evolution.

UK Government business

Our UK Government business, which covers the National Security and Public Sector markets, delivered a strong set of results, with revenues increasing by 26% to £86.0 million (2006: £68.5 million). As our most mature market, growth here is expected to moderate in the future although we continue to be positioned well to benefit from the UK Government's focus on initiatives such as counter-terrorism, identity management and border control.

Almost all of this growth was delivered organically with the July 2006 acquisition of Inforenz, a provider of specialised computer forensics services to the commercial and law enforcement markets, contributing 1% to growth. Inforenz was acquired for a cash consideration of up to £2.0 million on a debt and cash free basis, depending on the performance of the business in the period to 31 October 2007.

(1) The core business operates in two principal geographies namely the UK (which includes a small contribution from the capital markets business in Amsterdam and Geneva as well as £8.0 million of revenues from US National Security clients delivered by the UK business) and the US (including the National Security business in the Washington DC area and the capital markets business in New York and Chicago).

(2) A reconciliation of adjusted operating profit and profit before tax measures to reported IFRS measures is set out in the table on page 12. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

+26%

UK Government revenues grew to £86.0 million

Detica UK revenue


4
3
2

1	National Security	£70.7m
2	Public Sector	£15.3m
3	Global Financial Services	£37.5m
4	TMTE	£26.0m
	Total	£149.5m

UK National Security
Our National Security business, which covers the UK defence, intelligence and security and counter organised crime sectors, grew by 23% to £70.7 million (2006: £57.5 million). As expected, growth rates in this area were more modest than in previous years, reflecting the larger size of the unit and its increasing share of the UK market. Going forward, we expect to deliver stronger growth in this sector in the much larger US market.

Whilst overall Treasury expenditure on defence and security is predicted to rise only modestly, addressing the threat from international terrorism remains a priority for our clients and is likely to drive initiatives to increase the effectiveness of information systems. We are a significant supplier to the intelligence and security community and continue to deliver mission-critical projects. With a substantial increase in large-scale systems integration projects in the last year, we have established a strategic base which will support the continued long-term performance of the business in the UK.

In the defence sector, where our clients' priorities are clearly operational in nature, we continue to focus in the most information intense niches such as Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) as well as addressing the wider information issues in logistics and secure information exchange. Our relationship with the counter organised crime sections of Her Majesty's Revenue & Customs (HMRC) remains strong, and this year we completed the delivery of a key phase of a major case management solution.

Our specialist products unit performed well growing by 21% to £16.8 million (2006: £13.9 million) and now employs over 80 talented engineers. The business has very good prospects which should be further enhanced by the absorption of StreamShield as described below.

UK Public Sector
Our Public Sector business delivered an excellent performance, increasing revenues by 40% to £15.3 million (2006: £10.9 million).

This part of our business focuses on central Government departments and the major police forces, and its clients include certain departments of HMRC, the Home Office, the Department for Transport (DfT) and the Metropolitan Police. In the Public Sector market there continues to be speculation that there will be a slow down in spending on consulting services as a result of a tightening in the overall public purse. We mitigate this risk by focusing on those areas that are clear priorities for Government such as revenue raising, law enforcement, border control and transport where spending is likely to remain robust.

Our success and strengthening reputation in key public sector markets is being recognised by clients and is evidenced by the award of a number of significant framework contracts during the year. As examples, we have been awarded framework contracts to supply consulting services to the DfT in support of the ongoing development of the approach to road pricing and by the Metropolitan Police to provide consulting services in a range of areas. We are also one of just ten suppliers under the Catalist Multi-Disciplinary Consultancy Framework Agreement, which allows us to supply any section of UK Government with client-side advice for transformational projects, providing a framework to steadily extend our client base and project portfolio.

UK Commercial business

Our Commercial business performed very well in the year, increasing revenues by 93% (30% organic) to £63.5 million (2006: £32.9 million). The business comprises our TMTE unit and the UK arm of our newly created Global Financial Services (GFS) unit. The GFS unit was created by integrating the activities of the two capital markets businesses we acquired in calendar 2006 (Evolution Consulting and m.a.partners) with Detica's existing Financial Services business that focused on Retail Banking and Insurance. The GFS unit is managed on an international basis, in line with our clients' management structures, although we will continue to report its UK and US revenues separately.

UK Financial Services
Our Financial Services business delivered a strong performance in the year with revenues increasing by 158% to £37.5 million (2006: £14.5 million), influenced by a seven month contribution from the acquisition of m.a.partners and a full-year contribution from Evolution. On an organic basis, our UK Financial Services revenues increased by 21%.

m.a.partners, a management consulting firm specialising in the capital markets sector whose clients include seven of the ten largest global banks, was acquired in September 2006. The total consideration payable was £34.7 million on a debt and cash-free basis, following the successful completion of earn-out targets in the year to 31 March 2007. The combination of m.a.partners with technology specialists Evolution (acquired in January 2006), creates a capital markets business with deep industry-specific technology and consulting skills. Integration of the two businesses with our own Financial Services business was completed successfully in April 2007.

This acquisition is a key component of our strategy to become a leading player in the market for capital markets consulting. Demand for consulting services remains very high, with clients investing to manage substantial change and to comply with a changing regulatory environment.

+93%
UK Commercial revenues grew to £63.5 million

The sector is experiencing a remarkable combination of buoyant financial markets and exceptional levels of M&A activity, coupled with extensive structural change, driven for example, by the rise of hedge funds and prime brokerages. In this context, our ability to provide a mix of high-value strategic advice, combined with technology implementation and change services is an attractive proposition to clients.

A major achievement during the year was the award of a large contract by the Financial Services Authority (FSA), to deliver a new intelligence solution designed to assist the FSA in the exercise of its supervisory and regulatory powers under the new Markets in Financial Instruments Directive (MiFID). With a value of £16.6 million, this seven-year contract is Detica's largest single contract win to-date and, as part of our solution, we were able to offer our NetReveal intelligence solution as a unique approach to detecting patterns of organised market abuse.

In Retail Financial Services, we continue to support clients in the priority areas of credit risk management, customer relationship management and regulatory compliance and we believe that our retail business will be assisted by m.a.partners' relationships with universal banks. We are also working extensively in the area of fraud prevention where NetReveal continues to gain market traction and demonstrate substantial benefits. Our lead NetReveal client, the UK's Insurance Fraud Bureau became operational during the year and has used the NetReveal system to identify and detect and disrupt a number of organised insurance fraud rings which are currently under investigation by law enforcement.

UK Telecoms, Media, Technology and Enterprise[1] (TMTE)
Our TMTE unit delivered excellent results, with revenue increasing by 42% to £26.0 million (2006: £18.4 million). The unit experienced an unusually strong first half, due to exceptional demand created by a number of major system implementation projects. The growth rate slowed to 15% in the second half as these projects ended, although during that period we further diversified our client base. Our key clients in this area of the business are the major telecoms and media companies such as Vodafone, BT and Sony.

The telecoms and media sectors continue to focus on the challenges and opportunities created by the trend for media and telecoms convergence. Consequently, our clients are changing their product propositions, organisational structures and approaches to customer management. In addition, the regulatory environment is forcing changes to our clients' business models and the industry is focused on cost and margin management as well as the perennial issue of increasing revenue per customer. These factors are all driving strong demand for business consulting and technology delivery services.

During the year we assisted Vodafone in transforming its CRM operations, customer retention approach and convergent propositions through a mix of services covering information management strategy, capability design, business change and systems delivery. We also developed our long-term relationship with Three, where we recently created their successful on-line store for music downloads and are currently advising on an overall information management strategy. BT remains a significant client for us in this sector, where we have a major, ongoing engagement to help Openreach meet its regulatory obligations for local loop unbundling and the fixed-line market.

Detica US

Growth in our US business was driven by a combination of good organic growth in our National Security business and by the acquisition of m.a.partners' capital markets business. Overall US revenue increased to £6.0 million (2006: £0.1 million) or to £14.0 million (2006: £6.0 million) including revenues from US National Security clients delivered by Detica UK. Following the acquisition of DFI at the end of last year, we now have almost 300 US staff, operating from four offices. The business operates in two parts – a Government unit based in Washington DC and Columbia, Maryland that operates under the DeticaDFI brand and a capital markets business that operates from New York and Chicago and forms part of our GFS unit. Both businesses work closely with their UK-based counterparts, exchanging staff and know-how where appropriate.

US Government business

Our US Government business currently focuses on the National Security sector. Group revenues from US National Security clients (including those serviced through our National Security unit in the UK) increased by 50% to £9.0 million (2006: £6.0 million). Although weaker than expected in the first half, National Security revenues generated from our local US operations strengthened in the second half, reaching £1.0 million by year end (2006: £0.1 million). Over the year we continued to develop our relationships with our main US National Security clients, providing services in the areas of data analytics and specialist communications systems for applications, for example, in counter terrorism.

The acquisition of DFI, which was completed on the last day of the financial year, is an important element of our strategy to build a substantial presence in the US National Security market. We believe that continued geopolitical instability will drive long term growth in this

(1) This year we merged our former TMT and Corporate Accounts business units to form the TMTE unit. All revenue comparisons are provided on a like-for-like basis.

291
Staff in our US offices (2006: 11)

Detica US revenue


1
2

1 National Security	£1.0m
2 Global Financial Services	£5.0m
Total	£6.0m

market and that our strategy will be further supported by the close cooperation between the UK and US on National Security matters.

DFI, which is based in Washington DC, has a wide range of US National Security clients, including the Department for Homeland Security, the Department of Defense, several organisations within the intelligence community and the Department of State. DFI's consulting services include open source analysis, counter-terrorism research and long term strategic planning and it also undertakes IT solution development. DFI has over 200 employees, many of whom have had direct professional experience within US defence and intelligence organisations. The consideration for the acquisition was £22.5 million in cash and shares on a debt and cash free basis.

We commenced integration immediately upon completion of the acquisition and this is progressing well. Since then, we have combined our existing US National Security business, Detica Inc with DFI to create DeticaDFI. The acquisition has transformed the scale, resources and profile of our US National Security operations and is providing the business with access to the highest levels of the US Government. As with previous acquisitions, we expect to improve the operating margin performance of the acquired business over the next few years and we are investing heavily in ensuring the successful transfer of standard Detica Group business process and MIS to the DeticaDFI business.

US Commercial business

The acquisition of m.a.partners in September 2006 provided the Group with a new business in the US capital markets sector, based in New York and Chicago. Our clients in the US are primarily the US-domiciled global investment banks and revenues for the seven months of the financial year for which we owned the unit were £5.0 million.

Whilst trends in the US financial markets share many similarities with the UK, the US has placed particular emphasis in areas such as the prevention of money laundering and the disruption of terrorist financing. Consequently US investment banks are investing heavily in their "Know Your Customer" capabilities which require, for example, substantial re-engineering and streamlining of processes in customer acquisition and ongoing customer management. We are working extensively in these areas for US clients, providing strategic advice and practical change management consulting. Following the acquisition, we are now building a US technology delivery capability to exploit client demand for a broader range of services.

The investment banking market is by its nature international and our integrated UK and US capability provides a significant competitive advantage. As an example of this, we were awarded a major contract in the second half of the year to develop a new trading platform for a consortium of leading US and UK investment banks. The contract is supported from both our New York and London offices enabling close working with our clients.

StreamShield Networks

StreamShield achieved several successes in the year, delivering improved revenue of £0.6 million (2006: £0.1 million) and signed orders totalling £1.4 million in the same period (2006: £0.1 million). Nonetheless, StreamShield continued to make, as expected, a substantial loss before exceptional items and tax of £4.1 million (2006: £4.0 million).

StreamShield achieved its most significant commercial success to date in September 2006, winning its first order from the BT Retail subsidiary of BT Group plc for the supply of StreamShield's Content Forensics solution. The solution enables BT to identify professional spammers and infected subscribers on its network. The system has now been successfully implemented in this demanding live network and is processing almost one billion emails per week from some three million residential and small business subscribers demonstrating the unrivalled scalability of our platform.

StreamShield also received its first order from Carphone Warehouse's network provider, Opal Telecom, for a network-based filtering application for its TalkTalk subsidiary, one of the UK's fastest growing ISPs with 1.9 million subscribers. The solution has since been successfully delivered and is in full operation in the network. Additionally, StreamShield received an order from an overseas national telecoms provider with 1.3 million internet subscribers for a network-based content filtering application which is currently being deployed. Building on these wins, we believe that there are further opportunities within the service provider market to provide solutions to protect the service provider's infrastructure from content-based threats and to meet regulatory content protection requirements.

Whilst StreamShield clearly has improving sales traction and an improving pipeline of opportunities with new and existing customers, it is disappointing that no sales have yet been made on the "per user per month" consumer pricing model – our clear objective when we established the business in 2004. All material sales to date have delivered products which allow operators to provide advanced network cleansing services, a line of business much more closely aligned to Detica's core business.

m.a.partners and DFI International acquired during the year

In light of this, the Board has decided to combine StreamShield's unique intellectual property with Detica's existing products business which, with revenues of £16.8 million and growth of 21% last year, already has considerable scale and momentum. Certain key engineering and commercial resources from StreamShield will become part of the Detica products business, but as there is no requirement to operate a separate infrastructure, considerable savings will arise. Once the combination becomes effective in July, the StreamShield product line of the combined business is expected to make a small loss which will have an immaterial impact on profits in the coming year. Existing StreamShield customers will be fully supported and we will continue to sell StreamShield solutions such as Content Forensics and web filtering.

As a consequence of this decision, we will incur exceptional costs amounting to £1.9 million. £1.1 million of this represents impairment of inventory and fixed assets that will not be used in the ongoing business and has been recorded as an exceptional item in these financial statements. Further exceptional costs comprising severance, share option charges and professional costs totalling approximately £0.8 million will be incurred in the 2008 financial statements along with StreamShield's operating losses in the first few months of the new financial year.

Market, strategy and business risks

Market landscape

The pervasive market driver for our business remains the explosion in the volume of data and information created by enterprises and governments and their increasing need to derive decision-making intelligence from that information. Such information volumes are estimated[1] to be growing at a staggering 60% per annum, almost twice the rate of growth in the availability of new storage media.

Given this background, it is unsurprising that underlying growth in the intelligence-driven software and consulting markets continues to be strong. To illustrate this, Gartner[2] forecasts that the global market for Business Intelligence software will grow by almost 10% per annum until 2010. Our business continues to benefit from these trends, which we expect to continue for the foreseeable future.

We are also exploiting strong market demand for business consulting services, following the acquisitions of m.a.partners and DFI and the rapid development of our own internal business consulting capability in recent years. We expect the business consulting market to remain strong in the near future.

Strategy

Our objective is to become the pre-eminent UK and US consulting player in the Information Intelligence sector. We believe that organisations' compelling need to make intelligent decisions based on the huge and growing array of enterprise and open source data available to them will make the Information Intelligence sector an attractive and growing market for the foreseeable future.

We aim to achieve this objective through strong organic growth, supported by selective, high-quality acquisitions to address strategic challenges such as market access and skills requirements. Our strategy for growth is as follows:

Market leaders in Information Intelligence
We differentiate our proposition from our competitors by concentrating on this specialist and fast-growing segment of the market and by building a market-leading proposition and depth of specialist skills.

Consulting-led
We focus on solving our clients' business challenges rather than selling them a technology capability. This enables us to engage with our clients at a senior level, gain early visibility and understanding of their business issues and deliver the best value, end-to-end solution. This year, we have significantly strengthened our business consulting capability in the UK and US.

Focused on vertical market sectors
Successful consulting projects require strong domain knowledge and to ensure this, we currently focus principally on four information-intensive sectors (namely National Security, Public Sector, Global Financial Services and Telecoms, Media and Technology) which exhibit the strongest demand for our Information Intelligence proposition. Of the four, we see National Security and Global Financial Services as presenting the greatest opportunity and this is where we invest most of our efforts.

Focused geographic expansion
The US is easily the largest technology consulting market in the world, particularly so in the National Security sector. Hence, we are aggressively investing in developing our US operations, whilst maintaining good growth in the UK business.

Flexible, high-quality people
We recruit exceptionally capable people with strong technical and business skills and an aptitude for problem solving and immerse them in a highly people-centric culture. This ensures our people are consistently able to deliver the highest quality services to clients, whilst rapidly developing the skills required to work on diverse projects and thereby minimising un-utilised time whilst simultaneously enhancing their careers.

(1) The Expanding Digital Universe: A Forecast of Worldwide Information Growth Through 2010, John F. Ganz et al., IDC, March 2007.

(2) Industry Market Strategies Worldwide Vertical Forecast, Gartner 2007.

1,464

We ended the financial year with 1,464 staff (2006: 937)

Unique intellectual property (IP)
Through our Technology Innovation Group, we invest in developing our own unique IP, enabling us to further differentiate our proposition from other consultancies and to develop our reputation as thought-leaders in our chosen sectors.

Business risks

Under recently introduced reporting requirements, the Board is obliged to comment on the risk factors facing the business. The Board continually identifies, reviews and, where possible, mitigates the risks that may impact Detica's business, prospects, financial results and share price. The key, high-level risks to our business and to the sector more generally, have not changed substantially over the past year and are as follows:

Global economic climate
As with all technology businesses, Detica is exposed to any downturn in technology spending that may result from instability in the global economy caused, for example, by rising commodity prices or acts of terrorism. However, we believe that the diversified markets covered by our business and, in particular, our focus on the National Security market, provide some mitigation against this risk.

Public sector spending
There is ongoing speculation that a tightening in the public finances will lead to a reduction on UK Government investment in consulting and IT projects. Our experience partly confirms this view and we note the cancellation or curtailment on budgetary grounds of a number of programmes such as the Single Non Emergency Number project. However, we believe that our focus on Government priority areas such as National Security, law enforcement and transport will provide mitigation against this risk.

Similar speculation exists in the US Government market – again we focus on what we believe to be high priority areas.

Buoyant recruitment market
The continuing good health of the consulting market has led to increased competition to attract the best people and to high salary inflation in certain sectors like capital markets. We are addressing these risks to our business through a portfolio of measures, including strengthening our HR management team, introducing new and attractive staff reward schemes such as flexible benefits, and by introducing new career management and grading structures.

Pricing pressure from off-shore providers
Low-cost providers in off-shore locations continue to exert pressure on day rates in some sectors of our market. Where possible, we are enhancing our competitiveness by resourcing appropriate projects in off-shore locations through a new partnership with Indian technology specialists, NIIT Technologies. Much of our work, however, is unsuitable for off-shore resourcing, particularly in areas such as business consulting, which require close and ongoing interaction with the client. This, together with the proportion of our revenues derived from National Security clients provides some mitigation against the competitive threat posed by pure-play offshore providers.

Execution risks
Delivery risk
Detica has, over many years, built a track record for very strong project management and technical delivery of the most complex and business-critical programmes. Any failure to meet client expectations and/or our contractual obligations could damage our reputation in the market place. We manage this risk through strong bid sign-off controls, peer review of technical solutions and project plans and regular monitoring of high risk projects by project boards and operations and finance teams.

Client concentration risk
61% of Detica's revenue is earned from our top ten clients and the loss of a major client could adversely affect our rate of revenue growth. Although this compares favourably with the 74% client concentration of five years ago, client concentration is monitored regularly and we focus substantial efforts on winning new clients in order to mitigate this risk.

Security
Much of Detica's work relies on its reputation for strong security, in particular that for the National Security community where both the UK and US business are subject to particular rules applied by their respective governments. Security breaches could materially damage Detica's business. Security matters are therefore overseen by a Security Committee in each of the UK and the US who ensure that the business systematically embeds rigorous security practice in its everyday operations.

Accreditation
Much of Detica's work relies on maintaining certain accreditations like ISO9001 relating to quality assurance. The Group regularly reviews its compliance with the relevant standards and carries out routine audits to ensure that the accreditations are maintained.

Acquisitions
Acquisitions now play a key role in our strategy and the successful integration and operation of acquired businesses represents a commercial risk to the business. We mitigate this risk through a very structured integration process using joint teams and careful incentivisation of the acquired management team.

People

Detica continues to attract high quality people, supported by our increasing scale and reputation in the consulting market. At the year end, Group headcount had increased by 56% compared to last year to 1,464 (2006: 937). Approximately half the increase has been achieved through recruitment, with the remainder joining as a result of acquisitions.

Following the acquisition of DFI and m.a.partners, our US headcount sits at 291 at year end (2006: 11). Given our strategic focus on growing the US market, and as reported in the Chairman's statement, we are delighted to welcome General John Gordon to the Board as an independent Non-Executive Director.

The executive management structures within Detica have continually evolved to support the growth of the Group since its IPO in 2002. Since that time, the Group's geographic reach has broadened from an exclusively UK-based business to one that today has multiple office locations in the UK, US, Switzerland and the Netherlands and staff numbers have risen from 270 to over 1,500 at the time of writing. We strengthened our management team significantly during the year with the recruitment and internal promotion of a number of senior people to address this growth.

Colin Evans joined the Board as Group Chief Operating Officer having demonstrated considerable management and commercial ability over many years, most recently as Managing Director of Detica UK, a position now filled through the promotion of Carl Bates, formerly Director of our TMTE business. General Dennis Reimer, previously President of DFI and formerly US Army Chief of Staff joined as a result of the DFI acquisition and will lead our US Government business. In addition, Jon Moore, previously Chief Executive of m.a.partners is now responsible for running our Global Financial Services business.

Finally, reflecting the need to scale our international infrastructure and support services for continued international growth, we recruited Andrew Abboud into the new role of Group Head of Enabling Services and several other senior executives into Finance and HR.

Total staff attrition increased to 18% (2006: 14%), reflecting a buoyant recruitment market, particularly in the capital markets sector. This is above our long-run average (and target) of 15% although within the range more recently experienced by the Group. Improving staff retention is an important management goal for the current financial year.

We have launched a number of initiatives in recent months to improve our people proposition further. These include offering a flexible benefits scheme to all staff and the introduction of a new grading structure that better reflects the needs of the business and its people. Importantly, the recruitment pipeline remains strong and we remain able to select only the most able candidates to join the Company.

The future

We are pleased with the performance of the Group over the past year. Each of our UK core business units grew strongly and, in addition, we achieved a number of significant milestones. In particular, we made good progress in establishing both our US Government and our global capital markets businesses via the acquisitions of DFI and m.a.partners, each of which is proceeding well.

With our continued focus on the high-growth information management market and our position in areas of priority spending for our clients, we are optimistic about our future performance in the UK where we expect to continue to grow well ahead of the underlying market. In addition, we expect to see our US revenues grow strongly and our margins improve as we build on the platform we have acquired during the past year.

We continue to see healthy demand for our services across our markets and the outlook for the Group therefore remains good.

Tom Black
Chief Executive
1 June 2007

"Adjusted Group profit before tax rose by 47% to £17.3 million"

Financial review



Mandy Gradden
Finance Director

Detica has achieved another year of strong growth with revenue up 54% to £156.1 million (2006: £101.5 million). Adjusted[1] profit before tax rose by 47% to £17.3 million (2006: £11.8 million). Profit before tax on an unadjusted basis was £14.9 million (2006: £11.4 million). Adjusted[2] diluted earnings per share grew by 39% to 10.7 pence (2006: 7.7 pence). Diluted earnings per share on an unadjusted basis were 9.2 pence (2006: 8.5 pence).

Revenue

Whilst the majority of the Group's revenue continued to be delivered from the UK business, the acquisition of m.a.partners and organic growth in Detica Inc resulted in overall revenues from our US business of £6.0 million (2006: £0.1 million). Including revenues from US-based National Security clients but delivered by our UK business, US revenues grew from £6.0 million in the prior year to £14.0 million. Revenues from StreamShield grew from £0.1 million in the prior year to £0.6 million.

Turning to vertical market split, revenue in the Government business units grew by 27% (25% organic[3]) while the Commercial business units' growth was 108% (30% organic). Further commentary is given in the Business Review above.

The table below summarises the year's revenues by primary business segment and geography.

	2007 UK £m	2007 US £m	2007 Group £m	2006 UK £m	2006 US £m	2006 Group £m	Total growth UK	Total growth Group	Organic growth UK	Organic growth Group
Revenue										
National Security	70.7	1.0	71.7	57.5	0.1	57.6	23%	24%	21%	22%
Public Sector	15.3	–	15.3	10.9	–	10.9	40%	40%	40%	40%
Government	86.0	1.0	87.0	68.5	0.1	68.6	26%	27%	24%	25%
Global Financial Services	37.5	5.0	42.5	14.5	–	14.5	158%	192%	21%	21%
TMTE	26.0	–	26.0	18.4	–	18.4	42%	42%	42%	42%
Commercial	63.5	5.0	68.5	32.9	–	32.9	93%	108%	30%	30%
Core business	149.5	6.0	155.5	101.3	0.1	101.4	48%	53%	26%	27%
StreamShield	0.6	–	0.6	0.1	–	0.1	605%	605%	605%	605%
Group	150.1	6.0	156.1	101.4	0.1	101.5	48%	54%	27%	28%

Fees earned by Detica staff represented 86% of our revenues (2006: 83%). The balance of our revenues is derived from the use of specialist subcontractors, the sale of our specialist communications products and the resale of software and hardware purchased for client assignments. Over recent years we have built our capacity in the project management and system development subcontract market to allow us to manage demand peaks and short-term skills shortages. Revenues in this area have grown to £14.7 million (2006: £10.7 million) and the number of subcontractors working within the business in the year averaged 91 and peaked at 114.

(1) See table on page 12.

(2) See table on page 14.

(3) Organic growth is calculated by comparing 2007 revenue excluding the contribution from 2007 acquisitions, with 2006 revenue restated as though acquisitions in 2006 had been acquired on the first day of that financial year.

At a Group level, revenues per head remained constant year on year at £135,000. In the UK core business, revenues per head were similar at £140,000 (2006: £142,000) driven by a combination of the following factors:

- the impact of lower day rates in the acquired Evolution business (although we are pleased to report that these increased 4% over the year and we remain on track to bring them up to Detica norms over time);

- the impact of higher day rates in the acquired m.a.partners business;

- a smaller proportion of revenue not linked directly to our headcount and, in particular, relating to the reduced use of sub-contractors compared with 2006.

The mix of project work has remained relatively constant with last year. Consultancy projects increased from 56% to 63% of revenues in line with our focus on business consulting assignments, National Security Products revenues decreased from 14% to 11% of revenues and system integration reduced from 27% of revenues to 22%. The balance of our revenue was derived from post-implementation support of systems delivered as part of system integration assignments. The proportion of revenues derived from fixed-price contracts increased marginally from 37% in the prior year to 38% last year.

Profits and margins

Adjusted Group operating profit grew by 54% to £17.1 million (2006: £11.1 million) and adjusted Group profit before tax grew by 47% to £17.3 million (2006: £11.8 million). The table below identifies the key adjustments made to derive the adjusted profit measures.

	Operating profit		Profit before tax	
	2007 £'000	2006 £'000	2007 £'000	2006 £'000
Operating profit/profit before tax per Income Statement	14,976	10,722	14,890	11,419
Exceptional charge on absorption of StreamShield	1,095	–	1,095	–
Amortisation of acquired intangibles	836	141	836	141
Unwind of the discount on m.a.partners deferred consideration	–	–	338	–
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	153	224	153	224
Adjusted operating profit/profit before tax	17,060	11,087	17,312	11,784
Memo: charge for share-based payments deducted above	1,314	872	1,314	872

The US business made an adjusted operating loss of £1.0 million (2006: £1.0 million) reflecting £1.7 million of start up losses in our US National Security business offset by the profits of the US capital markets business. We invested a net £4.1 million in the StreamShield business (2006: £4.0 million) and, as reported in the Business Review above, also incurred exceptional charges of £1.1 million (2006: £nil) relating to asset impairments as a result of the absorption of the business into the core Detica operation. Costs of closure totalling approximately £0.8 million will be incurred and recognised in 2008.

Underlying profit drivers performed well, with average day rates increasing by 5%, compared to 2006 (or by 3% on a like-for-like basis excluding m.a.partners and Evolution) and staff utilisation staying within our planned target range. Improving day rates in the former Evolution business was a key objective of that acquisition, and encouragingly, average day rates here increased by 4% over the year.

Adjusted Group operating margin was the same as last year at 10.9% (2006: 10.9%). The major drivers were StreamShield's losses being a smaller proportion of core profits, offset by the impact of the acquisition of m.a.partners and Evolution, both of whom were 6% margin businesses on acquisition and the impact of a normal level of ongoing charge for share-based payments (2007: £1.3 million, 2006: £0.9 million).

As reported in the Business Review above, with the exception of Inforenz, the operating margins of businesses we have acquired to-date have been lower than that of our core business and hence have been margin dilutive. As stated at the time of these acquisitions, we are working to improve the margins of our acquired businesses to nearer our UK norms over a two to three year time horizon. Whilst good progress is being made in this regard, as expected, the operating margin of the UK business decreased to 14.8% (2006: 15.9%), reflecting the lower margins of m.a.partners and Evolution.

	UK £'000	US £'000	2007 Group £'000	UK £'000	US £'000	2006 Group £'000
Adjusted operating profit						
Core business	22,147	(1,031)	21,116	16,132	(1,030)	15,102
StreamShield	(4,056)	–	(4,056)	(4,015)	–	(4,015)
Group	18,091	(1,031)	17,060	12,117	(1,030)	11,087
Adjusted operating margin						
Core business	14.8%	–	13.6%	15.9%	–	14.9%
StreamShield	–	–	–	–	–	–
Group	12.1%	–	10.9%	11.9%	–	10.9%

Half-year performance

The Group's half year performance showed typical seasonality with the second half disproportionately larger than the first. Adjusting for acquisitions, 47% of revenue was generated in the first half (2006: 44%) and 53% in the second half (2006: 56%). On an organic basis, second half Group revenue grew 21% year on year and 12% over the first half of the year.

Adjusted operating margin in the core UK business followed a similar trend to revenues with the H1:H2 performance being 13.7%: 15.8% as a result of traditionally stronger utilisation in the second half reflecting the predominantly first half holiday season.

Taxation

Tax charge in the income statement

The Group tax charge for the year was £4.4 million (2006: £1.9 million) and represented an effective tax rate of 29.3% (2006: 16.4%). Adjusting for the prior year R&D tax credit claim in 2006, as well as the impact of the claim for the previously unrecognised Rubus tax losses and the amortisation of acquired intangibles, the adjusted tax charge was £5.1 million (2006: £3.2 million) representing an adjusted effective tax rate of 29.2% (2006: 27.2%). The increase in effective tax rate is due to the Group's increased activities in the US and research and development tax credits representing a smaller relative deduction against Group profits. We expect that the availability of US losses to shield US profits taxed at an average effective rate of 42% will result in a Group effective tax rate of approximately 31% in the coming year.

10.7p
Adjusted diluted EPS
grew by 39%

The table below identifies the key adjustments made to derive the adjusted tax figures.

	2007 £'000	2006 £'000
Tax charge per the Income Statement	4,358	1,868
Impact of exceptional charge on absorption of StreamShield	329	–
Impairment of Rubus goodwill following claim for previously unrecognised tax losses	153	224
Impact of amortisation of intangibles	220	–
Impact of claim for prior year R&D tax credits	–	1,113
Adjusted tax charge	5,060	3,205

Tax credit taken directly to equity
Following the Group's adoption of IFRS on 1 April 2004, material tax credits are taken through equity much of which would, under UK GAAP, have previously been recognised as a reduction in the Group tax charge.

These relate to share-based payments and amounted to £2.5 million (2006: £1.3 million). This amount incorporates not only the tax deduction available against the profit made by employees on the exercise of share incentives but also the change in the intrinsic value of unexercised share incentives based on the Company's share price at each balance sheet date.

Unrecognised deferred tax assets
At the year end, the Group had unutilised tax losses carried forward in Detica Inc, m.a.partners, DFI International and in Rubus. Since there are varying degrees of uncertainty as to the timescale of the utilisation of these losses, the Group has not recognised £5.2 million (2006: £3.9 million) of potential deferred tax assets associated with these losses.

Earnings per share ("EPS")
Diluted earnings per share grew by 8% to 9.2 pence (2006: 8.5 pence). In 2006, EPS benefited from the recovery of £1.1 million of R&D tax credits relating to prior years. This impact, together with the after-tax impacts of the exceptional charge on the absorption of StreamShield, the amortisation of acquired intangibles and the unwind of the discount on the deferred consideration on the m.a.partners acquisition, has been reversed in presenting an adjusted measure of EPS as shown in the table below. The Directors consider that the resultant adjusted EPS figure of 10.7 pence (2006: 7.7 pence) better reflects the underlying growth in profits of the Group.

	2007 Pence	2006 Pence
Diluted EPS per the Income Statement	9.2	8.5
Exceptional charge on absorption of StreamShield	0.7	–
Amortisation of acquired intangibles	0.5	0.2
Unwind of discount on m.a.partners deferred consideration	0.3	–
Impact of prior year claim for R&D tax credits	–	(1.0)
Adjusted diluted EPS	10.7	7.7

132%

Cash inflow for the year represents 132% of adjusted operating profit.

The Group incurred start up losses in the US and in StreamShield during the year. The impact of these is quantified in the table below:

	2007 Pence	2006 Pence
Adjusted diluted EPS		
UK	13.6	11.2
US	(0.6)	(0.9)
SSN	(2.3)	(2.6)
Group	10.7	7.7

Cash and treasury

The Group has continued to generate good cash flow with high cash conversion ratios maintained. At the operating level, the cash inflow for the year (before tax paid) of £22.5 million represents 132% of adjusted operating profit (2006: 105%). After accounting for net cash outflows of £36.4 million associated with the Group's three acquisitions, the Group ended the year with net debt of £8.0 million (2006: £16.6 million in cash). Capital expenditure increased by 51% to £7.9 million (2006: £5.3 million) reflecting both the underlying growth of the business, upgrades to the Group's IT infrastructure and the cost of fitting out several new or refurbished offices in London, Guildford, Cheltenham and Columbia, Maryland.

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt. During the year, we entered into £30.0 million of committed borrowing facilities with the Group's clearing bankers, of which £11.0 million was drawn down at the year end. This facility will be used to fund the deferred consideration elements of the Group's acquisitions to date as well as, if required, working capital requirements and future acquisition opportunities. Financing costs included a charge of £0.3 million in respect of the discounting of the deferred consideration for m.a.partners, with a further £0.2 million to be booked in the 2008 financial year.

The Group is exposed to interest rate risk on its borrowings and entered into a £5 million interest rate swap in October 2006 to partially hedge this risk. The swap has operated as an economic hedge during the year and has been designated as a cash flow hedge at the year end. The swap hedged 62% of the Group's exposure to interest rate risk at the year end.

The increase in the Group's US operations means that foreign exchange exposure has increased. Primarily this relates to increased volatility arising from the translation of dollar denominated revenues and earnings into sterling. In addition, the Group funds its US operations in part through long-term dollar denominated debt. Exchange differences in the retranslation of this debt are taken to equity although they will be recycled eventually through the income statement when the debt is repaid.

Dividends

In order to address the gradual reduction in dividend yield over the last few years, the Board has decided to increase the 2007 dividend substantially and is recommending a final dividend of 2.175 pence per share making a total for the year of 2.8 pence (2006: 1.6 pence), up 75% on last year. This represents dividend cover of 3.8 times (2006: 4.8 times) based on adjusted diluted EPS. We expect to maintain dividend cover in the range of 3.5 to 4.5 times and an H1:H2 split of roughly 33%: 67% in future years.

The final dividend will, if approved by shareholders at the Annual General Meeting, be paid on 10 August 2007 to shareholders on the register at 13 July 2007, with an ex-dividend date of 11 July 2007.

Mandy Gradden
Finance Director
1 June 2007

Directors' biographies



Chris Conway (Age 62)
Non-Executive Chairman

Chris joined Detica as an independent Non-Executive Director in November 2000 and was appointed Non-Executive Chairman of Detica in April 2001. He has extensive experience in the IT sector and worked for IBM from 1966 to 1993, rising through roles in programming, sales, marketing and operations to become a member of the IBM UK board. He moved in 1993 to Digital Equipment Co. where he became Chairman and Chief Executive of Digital UK and Eire. Chris became Vice President of Compaq's Enterprise Computing Group responsible for the EMEA area following Compaq's acquisition of Digital in 1998. He left Compaq in November 1999 and is now a Non-Executive Director of Dicom plc and Non-Executive Chairman of Synetrix Limited. As Chairman of Detica, Chris is responsible for the running of the Board and is also Chairman of the Group's Remuneration and Nomination Committees and a member of the Audit Committee.



Tom Black (Age 47)
Chief Executive

Tom joined Detica in 1984 following a short academic career at the universities of Strathclyde and Oxford and various research laboratories in the UK and overseas. His early career was spent in the national security field until he led the Company's move into commercial markets during the 1990s. He has held most senior management posts within the Company and was appointed Chief Executive at the time of the management buy-out from the founder in 1997. He then led the Group's flotation on the London Stock Exchange in April 2002.



Chris Banks (Age 57)
Non-Executive Director

Chris joined the Board in October 2000 as an independent Non-Executive Director. He has had extensive experience in the IT industry since 1978, when he joined The BIS Group, where he was Group Finance Director from 1985 to 1991. Chris was Finance Director at CMG from 1992 to June 2000 and remained a Non-Executive Director of CMG until December 2002. He is also Non-Executive Director and Chairman of the Audit Committee of The Innovation Group plc, Bespak plc and Medical Marketing International Group plc as well as being a trustee of The Barbara Ward Children's Foundation. He qualified as a Chartered Accountant in 1973 and is a member of the Association of Corporate Treasurers. At Detica, Chris is the Senior Independent Director, Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees.



Colin Evans (Age 39)
Chief Operating Officer

Colin joined Detica in 1993 and was appointed to the Board in September 2006 having been part of the executive management team since 1997. Appointed Managing Director of Detica UK in February 2005, he was responsible for the Group's core business in the UK. Colin has a strong background in large scale information management programmes, and ran the Company's National Security business prior to his previous appointment as UK Chief Operating Officer in 2002. Colin has worldwide responsibility for the operations of the Group.



John Gordon (Age 61)
Non-Executive Director

John joined the Board in April 2007 as an independent Non-Executive Director. He served until 2004 in the White House as President George W. Bush's Homeland Security Advisor and previously as the Deputy National Security Advisor for Counter Terrorism and the National Director for Counter Terrorism. As an Air Force four-star general, and prior to joining the White House team, he was the Deputy Director of Central Intelligence, with leadership responsibilities across the entire US intelligence community.

John chaired the Board of Detica's US national security business, Detica Inc, from September 2005 until March 2007. He is currently a director of EDO Corporation which is listed on the New York Stock Exchange ("NYSE"). John was previously a director of ActivIdentity Corporation (NYSE) and Electro Optic Systems Holdings Ltd in Australia. John is a member of Detica's Remuneration and Nomination Committees.



Mandy Gradden (Age 39)
Finance Director

Mandy joined Detica in June 2003 and was appointed to the Board in July 2003. She is responsible for both financial and, with Colin Evans, commercial management. She qualified as a chartered accountant at Price Waterhouse in 1992 and joined Dalgety plc, the agricultural and food production company, as Group Financial Controller in 1997. In 2000, Mandy joined Telewest Communications plc as Director of Corporate Development, where an important part of her role was the management of Telewest's portfolio of investments in smaller high-technology businesses.



Mark Mayhew (Age 47)
Non-Executive Director

Mark joined the Board in May 2003 as an independent Non-Executive Director. He was previously CEO of CIMS, the specialist marketing subsidiary of Cendant Corporation. He has a strong background in both customer management and the Financial Services sector. Prior to his appointment at CIMS in March 2002, Mark was UK Country Head of Morgan Stanley's Consumer Banking Group. Previously he was at NatWest for 14 years where he held a variety of roles including Director, Retail Marketing and subsequently Chief Operating Officer for NatWest Card Services. Mark is CEO of Debrett's Limited and also sits on the Advisory Board of a corporate social responsibility practice, Cause and Effect Marketing. Mark is a member of Detica's Remuneration, Audit and Nomination Committees.



John Woollhead (Age 46)
Company Secretary

John joined Detica in January 2005 and is responsible for the full range of company secretarial duties within the Group. John qualified as a Chartered Secretary in 1987 and was appointed Company Secretary of Eve Group plc later that year. More recently John acted as Company Secretary to Peterhouse Group plc. John is Secretary to the Board, the Audit, Remuneration and Nomination Committees.

Directors' report

The Directors present their report and the audited Group financial statements for the year ended 31 March 2007.

Business Review

The Group's principal activity continues to be the provision of business and technology consulting services. The Business Review and Financial Review on pages 4 to 15 of this report include the Directors' view on the development of the business and its position at the end of the financial year, with reference to performance indicators used by the Directors to monitor the business. The Group's financial risk management objectives and policies are discussed in the cash and treasury section of the Financial Review on page 15 and note 22 to the financial statements.

The financial results of the Group are shown in the income statement on page 38 and the accompanying notes and financial statements on pages 39 and 72.

Dividends

The Directors propose a final dividend of 2.175 pence per ordinary share which, together with the interim dividend of 0.625 pence per ordinary share paid on 9 January 2007, makes a total dividend of 2.8 pence per ordinary share for the year, an increase of 75% over the prior year. The final dividend will, if approved by shareholders at the Annual General Meeting ("AGM"), be paid on 10 August 2007 to shareholders on the register at 13 July 2007, with an ex-dividend date of 11 July 2007.

Share capital

Details of the authorised and called-up share capital of the Company are set out in note 19 to the financial statements. In July 2006 the Group issued four bonus shares for every issued share. Throughout this report, the number of shares or Equity Incentives at 31 March 2006 has been re-stated to ensure comparability of data.

The Company does not currently have authority to purchase its own shares.

Directors and their interests

The Directors in office throughout the year were Chris Conway, Chris Banks, Tom Black, Mandy Gradden and Mark Mayhew. Colin Evans was appointed to the Board on 22 September 2006 and John Gordon on 1 April 2007.

John Gordon and Colin Evans offer themselves for election at the forthcoming AGM, having been appointed since the last AGM. Chris Conway and Mandy Gradden retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election. The biographies of all Directors are set out on pages 16 and 17.

Directors' interests in shares and share options in the Company are detailed in the Directors' remuneration report.

The Group has indemnified the Directors of the Company against liability in respect of proceedings brought by third parties, subject to the conditions set out in the Companies Act 1985. Such qualifying third party indemnity provision was in force during the year and continues to be in force as at the date of this report. The Group has purchased Directors and Officers' liability insurance with an indemnity limit of £20 million in order to minimise the potential impact of such proceedings. This insurance policy indemnifies both Group and Subsidiary board directors.

Principal shareholders

The Company is aware of the following shareholders being interested in 3% or more of the Company's issued ordinary share capital as at 1 June 2007.

	Ordinary shares of 2 pence	Percentage of issued share capital
New Smith Capital Partners	10,030,920	8.77
Threadneedle Asset Management	7,776,051	6.80
Standard Life Investments Ltd	7,125,995	6.23
BlackRock Investment Management (UK) Ltd	6,915,876	6.05
Tom Black	6,214,180	5.43
Scottish Widows Investment Partnership	5,565,526	4.87
Baillie Gifford & Co	5,090,147	4.45
William Blair & Co	4,385,769	3.83
Herald Investment Management	4,075,000	3.56
Legal & General Investment Management Ltd	3,764,774	3.29
F&C Asset Management	3,579,003	3.13

Employee benefit trust

The Detica Group Employee Trust is a discretionary trust established in 1998 for the benefit of staff in the Group. It has a professional independent trustee, Close Trustees Jersey Limited. Having now fully repaid all loans to the Group, the Trust is financed by the proceeds of option exercises which are in excess of the original acquisition cost of the shares. Costs of administration are charged to the income statement as incurred. All rights to dividends have been waived by the Trust. The Trust has purchased the Company's shares for use in connection with the Group's employee share schemes. The Remuneration Committee makes recommendations to the Board, which then makes recommendations to the Trust regarding the grant of equity incentives to members of staff.

In accordance with best practice, the Trust has been requested to abstain from voting at any general meeting.

Research and development ("R&D")

Most R&D undertaken by the Group is funded by clients and therefore does not qualify for separate disclosure as R&D within these financial statements. The notable exception in 2007 was StreamShield Networks where the Group spent £3.0 million on further development of the CSG product. This expenditure, together with that incurred within the Company's Technology Innovation Group, is set out in note 3 to the accounts.

Creditors' payment policy and practice

It is the Company's policy that payments to suppliers are made in accordance with those terms and conditions agreed between the Group and its suppliers, providing all trading terms and conditions have been complied with.

At 31 March 2007, the Group had 35 days' purchases outstanding in trade creditors (2006: 28 days).

Corporate Responsibility

Detica recognises that it is part of a wider community of employees, shareholders, customers, suppliers and others, and believes that Group companies have a responsibility to act in a way that respects the environment.

A working group has been established, chaired by the Group HR Director, to review and implement procedures to ensure compliance with the Group Corporate and Social Responsibility policy.

Through its Corporate Responsibility policy Detica aims to:

- meet all relevant legislative requirements on environmental issues;
- promote environmental awareness among staff and seek their active participation in minimising the environmental impact of the Group's operations;
- seek to conserve energy and natural resources by minimising waste, recycling where possible and by maximising our use of renewable resources;
- consider the life-cycle environmental effects of investment in premises and equipment;
- ensure it is proactive and fair in its support of charitable causes;
- adopt the highest standards of business ethics in all our dealings; and
- ensure all contractors follow its practices whilst working on site and respond promptly and efficiently to adverse occurrences.

Health and safety

The Group strives to provide and maintain a safe environment for all employees, customers and visitors to its premises and to comply with relevant health and safety legislation. In addition, the Group aims to protect the health of employees with suitable, specific work-based strategies, seeking to minimise the risk of injury from Group operations and ensuring that systems are in place to address health and safety matters. The Group also encourages the involvement of employees and aims for continual improvement in health and safety matters through a formal structure with a reporting and review process. Compliance with Group policy is monitored centrally and an annual health and safety report is produced for the Board.

During the year, the health and safety manager reviewed and updated the policies and procedures relating to health and safety. The five-year health and safety plan remains on target and has been updated to reflect the additional priorities. Health and safety audits and risk assessments have been carried out and additional actions and controls have been implemented and training conducted to ensure that employees can carry out their functions in a safe and effective manner.

The Health and Safety Committee, which includes employee representatives from all areas of the business, met four times during the year in order to monitor and manage the implementation of agreed health and safety policy.

Employee involvement

Regular and open communications form the backbone of the Group's relationship with members of staff. These range from meetings with career mentors, personal development, regular business unit and departmental meetings to the Detica Forum, a cross company meeting of all staff which was last held in London in September 2006. The Detica Forum included plenary presentations from all the senior leaders of the business and then breakout sessions focused on different aspects of the business.

Staff issues always remain high on the agenda as the Group strives to excel as an employer of choice with exciting and interesting career development opportunities for all staff. Our HR policies are being continually reviewed and updated as the Group grows. The objective of these new policies is to increase employee engagement and minimise staff turnover.

The policy of providing staff with information about the Group has continued through the Group's intranet and through a staff newsletter, in which staff have also been encouraged to present their suggestions and views. A formal staff consultation committee has also been established to enhance the flow of information and ideas between all staff and the management team.

Training programmes for staff continue to focus on technical, consulting and people skills to meet the needs of a more complex high growth business. A comprehensive induction programme is run for all new joiners, no matter what their experience level, focused on how the business operates, Detica's culture and values and key business processes. For new graduates a further programme is arranged as an introduction to consulting. A tailored development programme to equip selected staff with specialised data analytics skills was in operation during the year.

Staff are able to participate directly in the success of Detica through participation in the annual bonus and Employee share option schemes.

Disabled employees

The Group gives full consideration to applications for employment from disabled persons where the requirements of the job can be adequately fulfilled by a handicapped or disabled person. Where existing employees become disabled, it is the Group's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training and career development and promotion to disabled employees wherever appropriate.

Charitable donations

Detica supports charity both through donations and through staff undertaking voluntary work in the community. The Group Give-As-You-Earn scheme has been operational for a number of years and enables members of staff to give money either to nominated charities or to a charity of their own choice.

Marie Curie Cancer Care was chosen as Detica's charity of the year for 2007. Employees have been active in raising funds and supporting the efforts of Marie Curie Cancer Care to help with nursing, hospices and research. Detica also donates money to a small number of other charities, notably the Prince's Trust Technology Leadership Group and provides business mentors for sixth form students participating in the Surrey Young Enterprise scheme.

The total amount of charitable donations made by the Group during the year ended 31 March 2007 was £38,000 (2006: £44,000).

There were no political donations.

Auditors

Ernst & Young LLP have expressed their willingness to continue in office. Accordingly, a resolution to reappoint Ernst & Young LLP as the Group's auditors and authorising the Directors to fix their remuneration will be put to the forthcoming Annual General Meeting.

Annual General Meeting

The Notice of the AGM to be held on 2 August 2007 (together with explanatory notes) is set out on pages 84 to 87 of this report. A summary of the resolutions is given below:

- to receive the report and accounts for the year ended 31 March 2007;
- to consider the Directors' remuneration report;
- to elect Colin Evans as an Executive Director;
- to elect John Gordon as a Non-Executive Director;
- to re-elect Chris Conway as a Non-Executive Director;
- to re-elect Mandy Gradden as an Executive Director;
- to declare a final dividend of 2.175 pence;
- to reappoint Ernst & Young LLP as auditors;
- to approve the use of electronic shareholder communications;
- to approve the adoption of updated Articles of Association;
- to authorise the Directors to allot securities;
- to authorise the Directors to allot securities for cash other than on a pro-rata basis to shareholders; and
- to approve the maximum number of shares to be issued to US employees under an Employee Share Purchase Plan.

Full details regarding the above resolutions are given in the notes to the AGM agenda on pages 85 to 87.

Full details of the electronic AGM voting system are given in the notes to the AGM on page 85.

The proxy votes for and against each resolution, including abstentions will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on a show of hands.

Directors' statement as to disclosure of information to auditors

The Directors who were members of the Board at the time of approving the Directors' report are listed on page 18. Having made enquiries of fellow Directors and of the Company's auditors, each Director confirms that:

- to the best of each Director's knowledge and belief, there is no information relevant to the preparation of their report of which the Company's auditors were unaware; and
- each Director has taken all the steps a Director might reasonably be expected to have taken to be aware of all relevant audit information and to establish that the Company's auditors are aware of that information.

Authorisation of financial statements

The financial statements of Detica Group plc for the year ended 31 March 2007 were authorised for issue by the Board of Directors on 1 June 2007 and the balance sheets were signed on behalf of the Board by Tom Black and Mandy Gradden. Detica Group plc is a public limited company incorporated and domiciled in England and Wales. The Company's ordinary shares are traded on the London Stock Exchange.

By order of the Board:

John Woollhead
Company Secretary
1 June 2007

Corporate governance

Detica is committed to and is accountable to shareholders for high standards of corporate governance. In respect of the year ending 31 March 2007, Detica has been in full compliance with the provisions of section 1 of the 2003 Combined Code on corporate governance.

This statement describes how principles of corporate governance are applied to the Group.

The Board

The Board comprises three Executive and four Non-Executive Directors whose Board and Committee responsibilities are set out in the table below:

		Board	Audit	Remuneration	Nomination
Chris Conway	Non-Executive Chairman	Chairman	Member	Chairman	Chairman
Chris Banks	Non-Executive Director and Senior Independent Director	Member	Chairman	Member	Member
Tom Black	Chief Executive	Member	–	–	–
Colin Evans	Chief Operating Officer	Member	–	–	–
Mandy Gradden	Finance Director	Member	–	–	–
Mark Mayhew	Non-Executive Director	Member	Member	Member	Member
John Gordon	Non-Executive Director	Member	–	Member	Member

Colin Evans was appointed to the Board on 22 September 2006 and John Gordon was appointed on 1 April 2007 when he was also appointed to the Remuneration and Nomination Committees.

The Non-Executive Chairman, Chris Conway, is responsible for the running of the Board. The Chairman encourages the Board to act as a single unit by obtaining consensus at Board meetings. In exceptional circumstances decisions would be taken by majority.

Executive responsibility for the running of the Group's business rests with the three Executive Directors, Tom Black, Colin Evans and Mandy Gradden who are supported in this by UK and US management teams.

The Board normally meets on a monthly basis. During the year, the Board met on 11 scheduled occasions; further meetings and conference calls are held as and when necessary. In addition, two two-day strategy meetings took place, which were also attended by other senior executives of the Group. The attendance of individual Directors at the scheduled Board meetings is shown in the table below:

	Scheduled Board meetings attended	Strategy meetings attended	Ad hoc and conference call meetings attended
Chris Conway	11/11	2/2	3/3
Chris Banks	11/11	2/2	3/3
Tom Black	11/11	2/2	3/3
Mandy Gradden	11/11	2/2	3/3
Mark Mayhew	11/11	2/2	3/3
Colin Evans	6/6	1/1	0/1

During the year the Chairman met with the Non-Executive Directors, without the executives present, on several occasions.

After careful review, the Board has again concluded that Chris Conway (notwithstanding his role as Non-Executive Chairman) was independent throughout the year. In coming to this view, the Board considered strength of character and independence of judgement and opinion. Chris Conway will continue to chair the Remuneration and Nomination Committees and remain a member of the Audit Committee. In addition, and again after careful review, the Board concluded that Chris Banks and Mark Mayhew were independent throughout the year. The Board considered the independence of John Gordon prior to his appointment as a Non-Executive Director and concluded, notwithstanding his historic Non-Executive chairmanship of Detica Inc and his historic interest in (as described in note 25) and Non-Executive directorship of DFI International Inc, that on appointment he was independent. In coming to these assessments in respect of the four Non-Executive Directors, the Board considered the character of the individuals concerned and the fact that none of them:

- has ever been an employee of the Group;
- has ever had a material business relationship with the Group;
- receives any remuneration other than their fees;
- has close family ties with advisors, other Directors or senior management of the Group;
- has significant links with other Directors through involvement with other companies;
- represents a significant shareholder; or
- has served on the Detica Board for more than nine years.

The Board is responsible to shareholders for the proper management of the Group and for its system of corporate governance. It receives information on (at least) a monthly basis to enable it to review trading performance, forecasts and strategy and it has a schedule of matters specifically reserved for its decision. The most significant of these are:

- changes to the structure, size and composition of the Board;
- consideration of the independence of Non-Executive Directors;
- review of management structure and senior management responsibilities;
- with the assistance of the Remuneration Committee, approval of remuneration policies across the Group;
- approval of strategic plans, profit plans and budgets and any material changes to them;
- oversight of the Group's operations ensuring competent and prudent management, sound planning, an adequate system of internal control and the management of adequate accounting and other records;
- final approval of annual and interim financial statements and accounting policies;
- approval of the dividend policy;
- approval of the acquisition or disposal of subsidiaries and major investments and capital projects;
- delegation of the Board's powers and authorities, including the division of responsibilities between the Chairman, the Chief Executive and other Executive Directors; and
- receiving reports on the views of the Company's shareholders.

Operational management of the Group is delegated to the two subsidiary management teams of Detica UK and Detica US.

Procedures exist to allow the Directors to seek independent legal and professional advice in respect of their duties at the Company's expense where the circumstances are appropriate. All Directors have access to the Company Secretary for advice.

All Directors are required to submit themselves for re-election at regular intervals and at least every three years.

Chris Conway and Mandy Gradden are submitting themselves for re-election at the forthcoming AGM. The Senior Independent Director has confirmed that, following evaluation, the performance of Chris Conway continues to be effective and that he continues to demonstrate commitment to the role.

The Chairman has confirmed that, following evaluation, the performance of Mandy Gradden continues to be effective and that she continues to demonstrate commitment to the role.

John Gordon and Colin Evans are submitting themselves for election at the forthcoming AGM having been appointed since the date of the last AGM.

The biographical details on pages 16 and 17 document the range of skills and experience each brings to the Group.

The following formally constituted committees deal with specific aspects of the Group's affairs in accordance with their written terms of reference, which are reviewed annually. Full details of these terms of reference can be found at www.detica.com.

Audit Committee

The Audit Committee, which is chaired by Chris Banks (who has recent, relevant experience as the former Finance Director of CMG plc and as the current audit committee chairman of three other listed companies), comprises Chris Conway and Mark Mayhew and meets three times a year. Tom Black, Colin Evans, Mandy Gradden and the external auditors attend these meetings as required by the Committee.

The purpose of the Committee is to assist the Board in the discharge of its responsibilities for financial reporting and corporate control and to provide a forum for reporting by the external auditors. The responsibilities of the Committee include:

- to monitor the integrity of the financial statements and review significant financial reporting judgements contained in them;
- to review the Company's internal control and risk management systems;
- to make recommendations to the Board in relation to the appointment of the external auditor and to approve the remuneration and terms of engagement of the external auditor;
- to review and monitor the independence, objectivity and effectiveness of the external auditor;
- to develop and implement policy on the engagement of the external auditors to supply non-audit services;
- to monitor the Company's whistle-blowing procedures; and
- to review regularly the need for and effectiveness of the internal audit function.

The attendance of individual Committee members at Audit Committee meetings is shown in the table below:

	Meetings attended
Chris Banks	3/3
Chris Conway	3/3
Mark Mayhew	3/3

In addition the Finance Director and the external auditor attended each of the meetings. The Chief Executive attended two of the meetings and the Chief Operating Officer attended one of the meetings.

During the year the Committee undertook the following activities at these meetings:

- reviewed the interim and annual results and reports including a review of matters raised by the external auditor and areas of judgement;
- reviewed the system of internal control in operation throughout the Group;
- reviewed and approved the Company's reporting under International Financial Reporting Standards;
- reviewed the appropriateness of the Company's accounting policies;
- reviewed the requirement for, and decided to establish, an internal audit function;
- reviewed the scope, effectiveness, independence and objectivity of the external auditor Ernst & Young LLP;
- reviewed and agreed the level of non-audit fees payable to the external auditor;
- considered and approved the accounting treatment of various taxation issues that arose during the year;
- reviewed the Company's compliance with the Combined Code on Corporate Governance;
- reviewed its own effectiveness and concluded that it had continued to operate effectively;
- reviewed the whistle-blowing policy of the Group; and
- reviewed the treasury policies of the Group.

At the conclusion of each meeting of the Audit Committee the Non-Executive Directors met with Ernst & Young LLP without executives of the Company being present.

Remuneration Committee

The Remuneration Committee, which is chaired by Chris Conway and comprises the Non-Executive Directors, meets at least twice a year and additionally as required. John Gordon was appointed to the Committee on 1 April 2007. The Committee is responsible for reviewing remuneration arrangements for the Chairman, the Executive Directors and other senior employees of the Group and for providing general guidance on aspects of remuneration policy throughout the Group.

During the year the committee made recommendations to the Board regarding:

- basic salary and other benefits of the Executive Directors and other senior executives of the Group;
- remuneration of the Chairman;
- performance-related remuneration in respect of the Executive Directors and other senior executives of the Group;
- awards to be made under the LTIP and ESOS during the year and associated performance conditions; and
- the achievement of performance conditions in respect of equity incentives that vested during the year.

The attendance of individual Committee members at Remuneration Committee meetings is shown in the table below:

	Meetings attended
Chris Conway	6/6
Chris Banks	6/6
Mark Mayhew	6/6

The Remuneration report is set out on pages 29 to 35.

Nomination Committee

The Nomination Committee is chaired by Chris Conway and comprises the Non-Executive Directors. John Gordon was appointed to the Committee on 1 April 2007. The Committee is responsible for reviewing and approving appointments to the Board and subsidiary boards having regard to the balance and structure of the Board and the senior management team.

During the year and up to the date of this report, the Committee met and made recommendations to the Board regarding:

- the appointment of Colin Evans and John Gordon as Directors of the Group;
- the appointment of Non-Executive Directors of Detica Inc;
- the proposed re-election of Chris Conway as a Non-Executive Director and Mandy Gradden as an Executive Director at the forthcoming Annual General Meeting; and
- the appointment of certain other senior managers in the Group.

Given the historic relationship with both Colin Evans and John Gordon search agencies were not used in respect of these appointments. The Committee considered the required attributes, skills and experience of the Board positions and concluded that based on the working relationship with both Colin Evans and John Gordon, they were ideally suited to the respective roles.

The Group operates a formal succession planning process which is reviewed on a six monthly basis. The leadership roles and succession plans are reinforced through identified developmental training.

The attendance of individual Committee members at Nomination Committee meetings during the year is shown in the table below:

	Meetings attended
Chris Conway	4/4
Chris Banks	4/4
Mark Mayhew	4/4

Performance reviews

A formal appraisal process for the Board and its committees was undertaken during the year. This was an internal process using detailed questionnaires completed by all relevant Directors and collated and summarised by the Company Secretary.

The questionnaire in respect of the Board, the Remuneration and the Nomination Committees covered objectives and strategy, management oversight, Board performance, meetings, external relationships, governance and Board/Committee constitution. The questionnaire in respect of the Audit Committee covered terms of reference, membership, meetings, training and resources, financial reporting, internal controls and risk management, internal and external audit process, whistle-blowing, Board relationships and communications with shareholders.

The results of the exercise were discussed by the Board and by the Non-Executive Directors (without the executives present) who concluded that the Board and its committees are operating effectively.

During the year the Chairman and Non-Executive Directors reviewed the performance of the Chief Executive and the Chief Executive reviewed the performance of the Finance Director and the Chief Operating Officer. The Chairman reviewed the performance of the Non-Executive Directors. The Chairman was appraised by the Non-Executive Directors led by the Senior Independent Director. Any training requirements of the Directors were identified during this process.

The process confirmed that all Directors continued to contribute effectively and with sufficient commitment to their roles in order to facilitate the progress of the Group. The AGM notice confirms that the performance of Chris Conway and Mandy Gradden, both being proposed for re-election, continues to be effective and that they remain committed to their roles.

It is anticipated that the review exercise will be repeated annually.

Internal control

The Board is responsible for establishing and maintaining the Group's system of internal control and for reviewing the effectiveness of these controls. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed. By their nature however, internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

Internal control procedures have been established which ensure compliance with the guidance issued by the Turnbull Committee and the guidelines included in the Combined Code.

Key elements of the internal control system are described below. These have all been in place throughout the year and up to the date of this report and are reviewed regularly by the Board:

- clearly defined management structure and delegation of authority to committees of the Board, subsidiary boards and associated business units;
- clearly documented internal procedures set out in the Company's ISO 9001 and 27001 certified management systems;
- high recruitment standards and formal career development and training to ensure the integrity and competence of staff;
- regular and comprehensive information provided to management, covering financial performance and performance indicators, including non-financial measures;
- a detailed budgeting process where business units prepare budgets for the coming years and rolling three-year strategic plans, which are approved by the Board;
- procedures for the approval of capital expenditure, investments and acquisitions;
- monthly monitoring and re-forecasting of annual and half-year results against budget, with major variances followed up and management action taken where appropriate;
- regular internal and external audits of key processes and procedures under the Company's ISO 9001 and 27001 certificates;
- ongoing procedures to identify, evaluate and manage significant risks faced by the business in accordance with the guidance of the Turnbull Committee on Internal Controls and procedures to monitor the control systems in place to reduce these risks to an acceptable level; and
- formal consideration of progress made against significant business risks at monthly subsidiary board meetings, with quarterly briefings to the Board.

In view of the increasing size, complexity and geographic diversity of the Group a financial internal audit function was created during the year. All business units within the Group will be subject to Internal Audit on a rolling programme approved by the Audit Committee. In addition regular internal process and procedure audits are conducted under the Company's ISO 9001 and 27001 certificates and at the request of the Audit Committee.

The Board, with the assistance of the Audit Committee, has conducted its annual review of the effectiveness of the system of internal control based on a review of significant risks identified, the results of quality and other internal audits, external audits and reports from management.

Auditor independence

The Company operates a rigorous policy designed to ensure that the auditors' independence is not compromised by their undertaking inappropriate non-audit work. All significant non-audit work commissioned from the external auditors requires Audit Committee approval. The external auditors are only selected to undertake non-audit work where the nature of the work makes it more timely, efficient or cost-effective to select advisors who already have a good understanding of the Group.

The Audit Committee has undertaken its annual review of the nature and amount of non-audit work undertaken by the external auditors to satisfy itself that there is no effect on their independence.

Details regarding non-audit work undertaken by Ernst & Young are given in note 3 on page 52.

Going concern

The Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Communication with shareholders

The Company values the views of shareholders and recognises their interests in the Group's strategy and performance. It holds briefings with institutional fund managers, analysts and other investors, including staff shareholders, primarily following the announcement of interim and preliminary results, as well as at other times during the year as may be appropriate. During the year, the Executive Directors of the Group met with 21 leading shareholders representing 68% of the issued share capital not held by Directors, staff and the Employee Benefit Trust as at the date of this report. The Company's programme of investor relations activities is designed to ensure that the investing community receives a balanced and consistent view of the Group's performance. Care is taken to ensure that any price sensitive information is released to all shareholders at the same time in accordance with FSA requirements. All shareholders are welcomed to the Annual General Meeting, at which the Board of Directors will be available to answer questions from shareholders. Communication is also provided through the Annual Report and the Interim Report and the investor relations area on the Company's website www.detica.com, on which financial and other information is available and regularly updated.

The Chairman and Senior Independent Director have written to all major shareholders to identify themselves and offer themselves as an alternative point of contact for any matters of concern. It is anticipated that they will attend a selection of analyst and investor meetings following the preliminary announcement of results in June 2007. In addition, the Board receives reports from the Company's broker twice a year that communicate feedback from institutional shareholders. The Board also reviews analyst and press coverage of the Company every month and receives reports twice a year from its financial public relations advisor regarding the views of analysts.

By order of the Board:

John Woollhead
Company Secretary
1 June 2007

Directors' remuneration report

Information not subject to audit

The Remuneration Committee and its advisors

The Committee reviews the remuneration packages of Executive Directors and other senior employees of the Group (having due regard to pay levels throughout the Group) and makes recommendations thereon to the Board within agreed terms of reference. Chris Conway chairs the Remuneration Committee and, during the year, its other members have been Chris Banks and Mark Mayhew.

The Remuneration Committee has appointed New Bridge Street Consultants LLP, a leading firm of executive remuneration consultants, to monitor comparability with the marketplace and in particular the remuneration levels and policies of the Group's closest competitors and peer companies. In addition, New Bridge Street Consultants assist in the design of performance related remuneration for senior executives and other related matters and historically have advised on the impact of new international accounting standards on Detica's equity incentive plans. New Bridge Street Consultants also provide the valuation of share incentive awards under International Financial Reporting Standards and review this report.

Mercer Human Resource Consulting have been retained by the Remuneration Committee to advise them on the design of the Company's Equity Incentive programme for Executive Directors and senior employees of the Group.

New Bridge Street Consultants and Mercer Human Resource Consulting have confirmed, in writing, that they are independent from the Group.

In addition Steve Bright, the Group HR Director, assisted the Committee in consideration of remuneration related issues during the year.

Remuneration policy

The Group's policy on Executive Director remuneration is to provide competitive market-based packages which reward Group and individual performance and motivate Executive Directors to achieve stated business objectives and deliver outstanding shareholder returns. Remuneration packages comprise a basic salary, annual performance-related remuneration by way of a cash bonus, participation in the Group's equity incentive plans, pensions and other benefits as detailed below. As a result, a significant proportion of the Executive Directors' remuneration packages are performance-related. Salaries and performance-related remuneration are reviewed annually and any changes effected from 1 April.

It is the Committee's policy to provide an upper quartile total remuneration opportunity through competitive levels of fixed and, in particular, variable performance-related remuneration. This policy was in operation throughout the year and will continue for the next financial year.

Share incentives

The Group has a number of share incentive schemes, under which all members of staff, including the Executive Directors, are potential beneficiaries. These include:

- an Employee Share Option Scheme ("ESOS");
- a Long-Term Incentive Plan ("LTIP"); and
- an All-Employee Share Ownership Plan ("AESOP").

Consideration is being given to the introduction of an all employee share option programme. If agreed, this will take the form of a Savings Related Share Option Plan in the UK and an Employee Share Purchase Plan in the US. The Savings Related Share Option Plan was adopted by the Company prior to flotation and was fully disclosed to shareholders in the related listing particulars. As further disclosed, the Directors already have authority to adopt an Employee Share Purchase Plan which will be based on the Savings Related Share Option Plan but modified to take account of relevant US legislation. It is anticipated that, if agreed, options will be granted under these plans as soon as practicable following the AGM on 2 August 2007.

During the year, the Company did not grant any awards under the ESOS or the AESOP to Executive Directors. Consideration is currently being given to the method of equity incentivisation for Executive Directors and Senior Managers of the Group. It is anticipated that awards may be made under the LTIP or the ESOS or a combination of the two in the current year.

During the year the Group operated an HMRC approved subsidiary share option scheme to incentivise full-time employees of StreamShield Networks Limited (none of whom are Directors of the Group) which, if fully extended, will account for a maximum of 10% of the equity of StreamShield. These employees do not participate in any other Detica share incentive schemes.

The Remuneration Committee's general policy is that the awards to be satisfied by new issue shares do not exceed 1% per annum on average of the issued share capital over the medium to longer term. However, in the short term, awards may be made which will exceed 1% in any one particular year.

The Detica Group Employee Trust will make shares available to cover the accumulated anticipated LTIP entitlement at 31 March 2005 from the shares it holds which are not already set aside to cover other awards made under the ESOS and AESOP. It is anticipated that all LTIP awards made since 1 April 2005 will be satisfied by new issue shares.

Since flotation in April 2002 potentially dilutive share incentives have been awarded and are still outstanding over 4,627,417 (2006: 4,117,020) shares amounting to 4.0% (2006: 3.7%) of the issued share capital of the Company.

Components of remuneration

Basic salary

Basic salary for each Executive Director is set by reference to externally benchmarked market data for comparable businesses operating in IT services, management consulting and relevant high-tech sectors. When setting an Executive Director's basic salary, account is also taken of individual performance, experience and achievement of objectives.

The salaries of Tom Black, Colin Evans and Mandy Gradden for the last two financial years are set out in the table on page 33.

In March 2007 New Bridge Street Consultants undertook a detailed benchmarking exercise in order to provide the Remuneration Committee with relevant data from comparable companies and competitors in both the Group's specific sector and the market generally. When agreeing salaries for the year commencing 1 April 2007, the Committee considered this data, together with:

- the Group's continued sustained outstanding performance and in particular, the performance achieved in the year to 31 March 2007;
- the increasing size, complexity and geographic reach of the Group; and
- the specific experience of the Executive Directors which remains critical to the Group's continued success.

After careful consideration, the Committee agreed that, with effect from 1 April 2007, Tom Black's salary is £330,000, an increase of 14%, Mandy Gradden's salary is £215,000, an increase of 11%, and Colin Evans' salary is £250,000 an increase of 16%.

Pension

Tom Black is a member of the Group's Executive Pension Plan, a money purchase scheme which provides for age-related contributions of between 10% and 20% of basic salary. Mandy Gradden and Colin Evans are members of the Group Personal Pension Scheme, a money purchase scheme which provides for contributions of up to 13.75% of basic salary. During the year, Company contributions amounted to £52,667 for Tom Black, £26,697 for Mandy Gradden and £29,250 for Colin Evans.

Benefits

Benefits include the provision of a car allowance, payment for private fuel, life assurance, partner life cover, travel insurance, personal accident insurance, permanent health insurance and private medical insurance. During the year a flexible benefits scheme was introduced for all employees (including Executive Directors) enabling members of staff greater choice as to the make up of their remuneration package. No additional benefits were offered as part of these revised arrangements.

Performance-related remuneration

Policy

A revised policy of performance-related remuneration for the Executive Directors was introduced with effect from April 2005 and was in place throughout the year ended 31 March 2007.

Performance-related remuneration consists of two elements, a cash bonus and an Equity Incentive award. The cash bonus rewards performance in the preceding year and the Equity Incentive award provides incentivisation for continued performance in forthcoming years.

The maximum award payable to Tom Black during the year was 100% of basic salary as a cash bonus and 100% of basic salary via an Equity Incentive in the form of an LTIP or an ESOS award. The maximum award payable to Mandy Gradden and Colin Evans during the year was 60% of basic salary as a cash bonus and 60% of basic salary as an Equity Incentive in the form of an LTIP or an ESOS award.

The size of performance-related awards are dependent upon meeting challenging financial and personal objectives. More specifically, performance was measured against annual diluted EPS growth targets, annual revenue growth targets, both of which carry a 40% weighting and the achievement of personal objectives which carries a 20% weighting.

If performance was below 90% of target no performance-related remuneration was paid. In order to receive the maximum award 125% of target performance was required. A sliding scale of performance-related remuneration was made if performance was between 90% and 125% of target.

Target performance is set by the Remuneration Committee each year and is in itself challenging relative to industry standards. Therefore, in order to receive the maximum performance-related award, performance must be exceptional.

The Remuneration Committee retains discretion over the level of bonus and Equity Incentive award to be made.

Year to 31 March 2007
During the year the achievement of performance measures gave rise to a performance-related cash bonus of £215,000, (2006: £166,000) or 74% (2006: 66%) of base salary for Tom Black, £85,000 (2006: £78,000) or 44% (2006: 45%) of base salary for Mandy Gradden and £100,000 or 46% of base salary for Colin Evans. These bonus levels reflect another year of excellent performance.

It is the intention of the Remuneration Committee that an Equity Incentive award will be made to Tom Black, Mandy Gradden and Colin Evans in due course. The precise structure of these awards will be determined in light of the findings of the review that the Committe has commissioned in relation to this element of remuneration but will be subject to the policy as detailed above. The performance condition in respect of any award that may be made will be agreed by the Remuneration Committee at the time of the award.

Year to 31 March 2008
The same broad structure as detailed above will be applied in the year to 31 March 2008.

However the Remuneration Committee has agreed that the maximum cash bonus and Equity Incentive payable to Colin Evans and Mandy Gradden will each increase to 75% of basic salary. The maximum cash bonus and Equity Incentive payable to Tom Black will remain at 100% of basic salary.

It remains the case that if performance is below 90% of target no performance-related remuneration is paid. In order to receive the maximum award 110% of target performance is now required. A sliding scale of payments will be made for performance between 90% and 110% of target.

Performance will continue to be measured against annual diluted EPS growth targets, annual revenue growth targets, both of which carry a 40% weighting, and the achievement of personal objectives which carries a 20% weighting.

In agreeing these changes the committee undertook a review against marketplace comparators and considered the need to provide the Executive Directors with a competitive upper quartile remuneration opportunity. It remains the case that in order to achieve the maximum payment, performance must be exceptional.

Directors' interests in equity incentives
Details regarding the Directors' interest in equity incentives under the LTIP and ESOS at the financial year end are given on page 34.

During the year the Group made LTIP awards over 62,500 shares to Tom Black over 44,050 shares to Mandy Gradden and over 37,650 shares to Colin Evans based on their performance in the year ended 31 March 2006. The awards will be payable in shares at the end of a vesting period subject to the satisfaction of EPS performance conditions, and continued employment, as described in note 1 on page 35. EPS was chosen as the performance condition as it is a key indicator of the Group's underlying financial performance. The extent to which the performance condition is satisfied will be independently verified by a third party.

The Committee regularly reviews the extent to which the Group's share-based incentive arrangements remain appropriate to the Group's current circumstances and prospects. The Committee is currently considering the form of the Equity Incentive award to be made to Executive Directors in the current year in light of the findings of the review of this element of remuneration.

Non-Executive Directors
The remuneration of the Chairman which takes the form solely of fixed cash fees, is set by the Remuneration Committee. The remuneration of the other Non-Executive Directors again takes the form solely of fixed cash fees, which are set by the Board, having taken advice on appropriate levels taking account of market practice, time commitment and responsibility. Non-Executive Directors are not involved in discussions relating to their own salary or benefits.

The basic fee of the Non-Executive Directors is reviewed every other year and had not been increased since April 2005. In March 2007 a benchmarking exercise was undertaken to ensure that the level of fees payable to the Non-Executive Directors remained competitive in the marketplace and took full account of the Non-Executive Directors' time commitment and responsibilities.

With effect from 1 April 2007 the total fees payable to the Non-Executive Directors will be as follows:

	2007 £'000	2006 £'000
Chris Conway	**100**	69
Chris Banks	**45**	39
Mark Mayhew	**41**	36
	2007 $'000	2006 $'000
John Gordon	**100**	–

Service contracts

The service agreements and letters of appointment of the Directors include the following terms:

	Date of service agreement or letter of appointment	Notice period	Unexpired term at date of this report
Non-Executive			
Chris Conway	8 July 2004	–	2 months
Chris Banks	8 July 2004	–	2 months
Mark Mayhew	20 July 2006	–	2 years, 2 months
John Gordon	1 April 2007	–	2 months
Executive			
Tom Black	20 September 2001	6 months	Rolling
Mandy Gradden	16 June 2003	6 months	Rolling
Colin Evans	22 September 2006	6 months	Rolling

The Executive Directors are subject to rolling contracts and offer themselves for re-election at least every three years in accordance with the Company's Articles of Association. Payments on termination for Executive Directors are restricted to the value of salary and contractual benefits for the notice period. There are no other predetermined provisions for Executive Directors with regard to compensation in the event of loss of office.

None of the Non-Executive Directors has a service agreement. Letters of Appointment provide for an initial period of three years, subject to review. In July 2004, the initial period in respect of Chris Conway and Chris Banks was extended by three years, to expire on the date of the 2007 AGM. Subject to the approval of the AGM the appointment will again be extended by a period of three years. In July 2006 the initial period in respect of Mark Mayhew, was extended by three years to expire on the date of the 2009 AGM. Subject to the approval of the AGM the initial period in respect of John Gordon will expire on the date of 2010 AGM.

Payments on termination arise in certain circumstances but are restricted to the value of fees accruing between the date of termination and the next AGM.

Directors' interest in shares

Directors had the following beneficial and family interests in the issued share capital of the Company. There have been no changes between the end of the financial year and the date of this report.

At 31 March	Ordinary shares of 2 pence each 2007	Ordinary shares of 2 pence each 2006
Non-Executive		
Chris Conway	**236,680**	236,680
Chris Banks	**200,000**	200,000
Mark Mayhew	**15,000**	15,000
Executive		
Tom Black	**6,214,180**	6,214,180
Colin Evans*	**1,151,175**	1,151,175*
Mandy Gradden	**39,205**	4,850

John Gordon was appointed a Non-Executive Director on 1 April 2007. At that date he held 25,000 ordinary shares of 2 pence each which were purchased in the market and gifted to him following his appointment to the board of Detica Inc in September 2005.

* Colin Evans was appointed as an Executive Director on 22 September 2006 and the shareholding as detailed above is given as at that date.

It is the policy of the Remuneration Committee that the Executive Directors be encouraged to hold Detica equity equivalent to 100% of annual salary. The Executive Directors will be encouraged to build the shareholding over a five year period. The individual holdings of Detica shares will be discussed with the Director concerned at the time of each Equity Incentive award. A similar scheme applies to senior employees within the Group.

Performance graph

The following graph shows the total shareholder return (with dividends reinvested) from 30 April 2002, the date of the Company's flotation on the London Stock Exchange against the corresponding change in a hypothetical holding in shares in both the FTSE Small Cap Index and the FTSE Software and Computer Services Index.


600
500
400
300
200
100
0
May 02
May 03
May 04
May 05
May 06
May 07
Detica Group
FTSE Small Cap
FTSE Software and Computer Services

The FTSE Small Cap and FTSE Software and Computer Services indices both represent broad equity indices in which the Company was a constituent member over the relevant period (although the Company was admitted to the FTSE 250 on 24 April 2007). Inclusion of the FTSE Small Cap Index gives a market capitalisation-based perspective, whilst the FTSE Software and Computer Services Index gives an industry sector perspective.

The share price of the Company at 30 April 2002 (being the date of the Company's flotation) was 80 pence and at 31 March 2007 was 413 pence (2006: 251 pence).

Information subject to audit

Remuneration

The remuneration of the Directors was as follows:

	Salary/fees		Bonus		Benefits[3]		Sub-total		Pension		Total	
Year ended 31 March	2007 £'000	2006 £'000	2007 £'000	2006 £'000	2007 £'000	2006 £'000	2007 £'000	2006 £'000	2007 £'000	2006 £'000	2007 £'000	2006 £'000
Executive												
Tom Black	**290**	250	**215**	166	**18**	16	**523**	432	**53**	39	**576**	471
Mandy Gradden	**193**	175	**85**	78	**11**	14	**289**	267	**27**	21	**310**	288
Colin Evans[1]	**112**	–	**52**	–	**7**	–	**171**	–	**15**	–	**186**	–
Non-Executive												
Chris Conway	**69**	69	**–**	–	**–**	–	**69**	69	**–**	–	**69**	69
Chris Banks	**39**	39	**–**	–	**–**	–	**39**	39	**–**	–	**39**	39
Mark Mayhew	**36**	36	**–**	–	**–**	–	**36**	36	**–**	–	**36**	36
John Gordon[2]	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
	739	569	**352**	244	**36**	30	**1,127**	843	**95**	60	**1,222**	903

(1) The remuneration for Colin Evans is from 22 September 2006 being his date of appointment.

(2) John Gordon was appointed on 1 April 2007 and hence did not receive any remuneration as a Director of Detica Group plc during the year. In the year to 31 March 2007 he received $100,000 in respect of his chairmanship of Detica Inc.

(3) Benefits are described on page 30 of this report.

The following are excluded from the table above:

- ESOS – the aggregate gain made on the exercise of share options was £95,167 (2006: £nil); and
- LTIP – the aggregate gain made on the exercise of LTIP awards was £425,372 (2006: £nil).

Directors' interests in share options

As at 31 March 2007 and the date of this report, the interests of the Directors in options to subscribe for ordinary shares under the Equity Incentive schemes detailed above were as follows:

Director	Date of grant	Market value at date of grant	Options held at 1 April 2006	Granted during the year	Exercised during the year	Options held at 31 March 2007	Exercise price	Performance conditions	Earliest exercise date	Expiry date
LTIP										
Tom Black	13/08/03	84.0p	62,500[4]	–	–	62,500	0.2p	1	13/08/06	13/08/13
	13/08/03	84.0p	62,500	–	–	62,500	0.2p	1	13/08/07	13/08/13
	01/07/05	173.0p	75,000	–	–	75,000	0.4p	1	01/07/08	01/07/15
	11/08/06	292.0p	–	62,500[1]	–	62,500	2.0p	1	11/08/09	11/08/16
Colin Evans	10/07/02	66.0p	75,000	–	75,000[2]	–	0.2p	1		
	13/08/03	84.0p	50,000[4]	–	50,000[2]	–	0.2p	1		
	13/08/03	84.0p	50,000	–	–	50,000	0.2p	1	13/08/07	13/08/13
	29/06/04	115.5p	37,500	–	–	37,500	0.2p	1	29/06/07	29/06/14
	29/06/04	115.5p	37,500	–	–	37,500	0.2p	1	29/06/08	29/06/14
	01/07/05	173.0p	39,630	–	–	39,630	0.4p	3	01/07/08	01/07/15
	11/08/06	84.0p	–	37,650[1]	–	37,650	2.0p	3	11/08/09	11/08/16
Mandy Gradden	13/08/03	84.0p	16,500[4]	–	16,500[3]	–	0.2p	1		
	13/08/03	84.0p	16,500	–	–	16,500	0.2p	1	13/08/07	13/08/13
	29/06/04	115.5p	12,500	–	–	12,500	0.2p	1	29/06/07	29/06/14
	29/06/04	115.5p	12,500	–	–	12,500	0.2p	1	29/06/08	29/06/14
	01/07/05	173.0p	35,000	–	–	35,000	0.4p	1	01/07/08	01/07/15
	11/08/06	292.0p	–	44,050[1]	–	44,050	2.0p	1	11/08/09	11/08/16
ESOS										
Mandy Gradden	13/08/03	84.0p	162,500[4]	–	17,855[3]	144,645	84.0p	2	13/08/06	13/08/13
	13/08/03	84.0p	162,500	–	–	162,500	84.0p	2	13/08/07	13/08/13

(1) At the date of grant the Company's share price was 293.25 pence.

(2) At the date of exercise (4 September 2006) the Company's share price was 300.00 pence.

(3) At the date of exercise (21 August 2006) the Company's share price was 307.00 pence.

(4) These options and LTIPs vested on 13 August 2006. The closing share price of the Company on that day was 293.25 pence.

Note: In July 2006 the Group issued four bonus shares for every issued share. The table above sets out movements in the ESOS and LTIP awards to Executive Directors and has been adjusted to reflect the impact of the bonus issue to ensure comparability of results.

Performance conditions

1 The awards will vest fully, subject to continued employment, if the Group's compound diluted Earnings per Share ("EPS") growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds UK RPI ("RPI") by 15% per annum. If it exceeds RPI by an average of 10% per annum, the award will vest as to 50% of the maximum. If average EPS growth exceeds RPI by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds RPI by less than 10% per annum.

2 The options will vest fully, subject to continued employment, if the Group's compound diluted EPS growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds RPI by 10% per annum. If it exceeds RPI by an average of 5% per annum, the award will vest as to 50% of the maximum. If average EPS growth exceeds RPI by between 5% and 10% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds inflation by less than 5% per annum.

3 The options (which were granted before Colin Evans became an Executive Director) will vest fully, subject to continued employment, if the Group's compound diluted EPS growth in each of the three years from grant (measured by reference to EPS in the prior year) exceeds RPI by 15% per annum. If it exceeds RPI by 10% per annum, the award will vest as to 50% of the maximum. If EPS growth exceeds RPI by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if EPS growth exceeds RPI by less than 10% per annum. Each year is considered in isolation and accordingly 33% of the award can potentially vest in respect of each of the three years.

In order to ensure that performance conditions set prior to the introduction of International Financial Reporting Standards are applied consistently, the reported EPS is restated to UK GAAP to enable comparison with the original performance condition. Independent third party verification is obtained to ensure appropriate vesting over the transitional period.

During the year, the Company's share price varied between 421.5 pence and 247.4 pence, averaged 315.19 pence and ended the year at 413.0 pence.

Approved by the Board and signed on its behalf:

Chris Conway
Chairman, Remuneration Committee
1 June 2007

Statement of Directors' responsibilities in relation to the Group financial statements

The Directors are responsible for preparing the Annual Report and the Group financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards as adopted by the European Union.

The Directors are required to prepare Group financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those Group financial statements the Directors are required to:

- select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's financial position and financial performance; and
- state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the shareholders of Detica Group plc

We have audited the Group financial statements of Detica Group plc for the year ended 31 March 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of changes in equity and the related notes 1 to 27. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent Company financial statements of Detica Group plc for the year ended 31 March 2007 and on the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the business review and financial review that is cross referred from the business review section of the Directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the business review, the financial review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2007 and of its profit for the year then ended;

- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

- the information given in the Directors' report is consistent with the Group financial statements.

Ernst & Young LLP
Registered auditors
Southampton
1 June 2007

Consolidated income statement

for the year ended 31 March 2007

	Note	Before exceptional item £'000	Exceptional item £'000	Total 2007 £'000	2006 £'000
Revenue	2	156,112	–	156,112	101,504
Operating expenses	3	(140,041)	(1,095)	(141,136)	(90,782)
Operating profit	2	16,071	(1,095)	14,976	10,722
Finance revenue	5	516	–	516	722
Finance costs	6	(602)	–	(602)	(25)
Profit before tax		15,985	(1,095)	14,890	11,419
Tax expense	7	(4,687)	329	(4,358)	(1,868)
Profit for the year from continuing operations		11,298	(766)	10,532	9,551
Attributable to					
Equity holders of the parent				10,532	9,551
Earnings per share*	8				
Basic				9.5p	8.8p
Diluted				9.2p	8.5p
Dividends paid and proposed	9				
Dividends paid and recognised in the year (£'000)				1,905	1,458
Dividend per share* paid and recognised in the year (pence)				1.7p	1.3p
Dividends proposed but not recognised in the year (£'000)				2,498	1,204
Dividend per share* proposed but not recognised in the year (pence)				2.2p	1.1p

Reconciliation of adjusted earnings measures to IFRS reported figures

	Operating profit		Profit before tax		Diluted EPS*	
	2007 £'000	2006 £'000	2007 £'000	2006 £'000	2007 Pence	2006 Pence
As reported	14,976	10,722	14,890	11,419	9.2	8.5
Exceptional charge on absorption of Streamshield into the core business	1,095	–	1,095	–	0.7	–
Amortisation of acquired intangibles	836	141	836	141	0.5	0.2
Unwind of the discount on m.a.partners deferred consideration	–	–	338	–	0.3	–
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	153	224	153	224	–	–
Prior year claim for R&D tax credits	–	–	–	–	–	(1.0)
Adjusted	17,060	11,087	17,312	11,784	10.7	7.7

* Earnings and dividend per share figures are presented on a pro-forma basis for the bonus issue in July 2006.

Consolidated balance sheet

at 31 March 2007

	Note	2007 £'000	2006 £'000
Assets			
Non-current assets			
Property, plant and equipment	10	12,798	8,502
Goodwill	11	57,783	9,041
Other intangible assets	12	5,783	1,939
Deferred tax asset	7	5,418	2,638
		81,782	22,120
Current assets			
Inventories	13	1,494	1,940
Trade and other receivables	14	46,577	32,699
Cash and cash equivalents		2,895	16,619
		50,966	51,258
Non-current asset held for sale	15	–	829
Total assets		132,748	74,207
Equity			
Share capital	19	2,287	447
Share premium		18,619	17,196
Merger reserve		5,440	–
Capital redemption reserve		747	747
Translation reserve		(561)	(57)
Retained earnings		40,363	27,298
Attributable to equity holders of parent company		66,895	45,631
Liabilities			
Non-current liabilities			
Borrowings	16	10,931	–
Deferred tax liabilities	7	1,321	498
Provisions	18	300	300
		12,552	798
Current liabilities			
Trade and other payables	17	40,089	27,753
Current income tax liabilities		1,075	25
Provisions	18	12,137	–
		53,301	27,778
Total liabilities		65,853	28,576
Total equity and liabilities		132,748	74,207

The Financial Statements on pages 38 to 72 were approved by the Board of Directors on 1 June 2007 and were signed on its behalf by:

Tom Black
Chief Executive

Mandy Gradden
Finance Director

Consolidated statement of changes in equity

	Attributable to equity holders of the parent						
	Share capital £'000	Share premium £'000	Merger reserve £'000	Capital redemption reserve £'000	Translation reserve £'000	Profit and loss reserve £'000	Total equity £'000
At 1 April 2005	447	17,196	–	747	–	16,561	34,951
Currency translation differences	–	–	–	–	(57)	–	(57)
Tax on share options	–	–	–	–	–	1,343	1,343
Net income recognised directly in equity	–	–	–	–	(57)	1,343	1,286
Profit for the year	–	–	–	–	–	9,551	9,551
Total recognised income and expense for the year	–	–	–	–	(57)	10,894	10,837
Proceeds from disposal of own shares	–	–	–	–	–	429	429
Share-based payments	–	–	–	–	–	872	872
Dividends paid	–	–	–	–	–	(1,458)	(1,458)
At 31 March 2006	447	17,196	–	747	(57)	27,298	45,631
Currency translation differences	–	–	–	–	(504)	–	(504)
Tax on share options	–	–	–	–	–	2,451	2,451
Net income recognised directly in equity	–	–	–	–	(504)	2,451	1,947
Profit for the year	–	–	–	–	–	10,532	10,532
Total recognised income and expense for the year	–	–	–	–	(504)	12,983	12,479
Proceeds from disposal of own shares	–	–	–	–	–	673	673
Share-based payments	–	–	–	–	–	1,314	1,314
Dividends paid	–	–	–	–	–	(1,905)	(1,905)
Bonus issue	1,788	(1,788)	–	–	–	–	–
Issue of shares	52	3,211	5,440	–	–	–	8,703
At 31 March 2007	2,287	18,619	5,440	747	(561)	40,363	66,895

Consolidated cash flow statement

for the year ended 31 March 2007

	Note	2007 £'000	2006 £'000
Cash flows from operating activities			
Operating profit		14,976	10,722
Depreciation and impairment of property, plant and equipment	10	4,181	2,495
Loss on disposal of property, plant and equipment		20	30
Profit on disposal of asset held for resale	15	(42)	–
Amortisation of intangible assets	12	836	141
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	11	153	224
Share-based payments	20	1,314	872
Decrease/(increase) in inventory		443	(925)
Increase in trade and other receivables		(1,159)	(10,453)
Increase in trade and other payables		1,851	8,534
Income tax paid		(2,713)	(2,502)
Net cash flows from operating activities		19,860	9,138
Cash flows from investing activities			
Purchase of property, plant and equipment	10	(7,941)	(5,252)
Proceeds from sale of property, plant and equipment		3	19
Proceeds from sale of non-current asset held for sale		871	–
Acquisition of businesses and subsidiaries, net of cash acquired	21	(36,439)	(8,141)
Interest received		518	784
Net cash flows used in investing activities		(42,988)	(12,590)
Cash flow from financing activities			
Dividends paid		(1,905)	(1,458)
Proceeds from disposal of own shares		673	429
Proceeds from long-term borrowings		11,000	–
Repayment of borrowings assumed in acquisitions		–	(386)
Finance costs paid		(333)	(25)
Net cash inflow/(outflow) from financing activities		9,435	(1,440)
Net decrease in cash and cash equivalents		(13,693)	(4,892)
Cash and cash equivalents at the beginning of year		16,619	21,501
Effect of foreign exchange rate changes on cash and cash equivalents		(31)	10
Cash and cash equivalents at end of year		2,895	16,619

All cash and cash equivalents at 31 March 2007 and at 31 March 2006 related to cash at bank and in hand.

Notes to the consolidated financial statements

at 31 March 2007

1. Accounting policies

Basis of preparation

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). The accounting policies have been consistently applied to all years presented. The financial statements have been prepared under the historical cost convention with the exception of certain items which are measured at fair value, as disclosed in the accounting policies below.

Basis of consolidation

The consolidated financial statements include those of Detica Group plc and all of its subsidiary undertakings (together "the Group") drawn up at 31 March 2007.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. Control arises when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases, using the same accounting policies as the Group. All business combinations are accounted for using the purchase method of accounting. All inter-company balances and transactions, including unrealised profits arising from them, are eliminated on consolidation.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Group and is presented separately from parent shareholders' equity within equity in the consolidated balance sheet. Minority interests are not recognised for subsidiaries that have a cumulative loss.

Critical accounting estimates and judgements

In preparing the consolidated financial statements, management has to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses. The critical judgements and key sources of estimation uncertainty that have been made in preparing the consolidated financial statements are detailed below. These judgements involve assumptions or estimates in respect of future events which can vary from what is anticipated.

Revenue and profit recognition

Fixed price contracts are accounted for in accordance with IAS 11 "Construction Contracts". Revenue and profits are recognised on a percentage-of-completion basis, when the outcome of a contract can be estimated reliably. Determining whether a contract's outcome can be estimated reliably, requires management to exercise judgement, whilst the calculation of the contract's profit requires estimates of the total contract costs to completion. Cost estimates and judgements are continually reviewed and updated as determined by events or circumstances.

Intangible assets

In accordance with IFRS 3 "Business combinations" goodwill arising on the acquisition of subsidiaries is capitalised and included in intangible assets. IFRS 3 also requires the identification of other intangible assets acquired. The method used to value intangible assets is the "excess earnings method" which requires the use of estimates which may differ from actual outcomes.

Impairment of goodwill

The determination of whether or not goodwill has been impaired requires an estimate to be made of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation includes estimates about the future financial performance of the cash-generating units, including management's estimates of long-term operating margins and long-term growth rates. The carrying amount of goodwill and the key assumptions used in the calculation of value in use of the cash-generating units to which goodwill is allocated are disclosed in note 11.

1. Accounting policies continued

Income taxes

In recognising current and deferred income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. In addition, in recognising deferred tax assets, management make estimates of the forecast future profitability of entities within the Group and the likely certainity that these forecasts will be achieved. Where the final outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of income tax assets and liabilities will be recorded in the period in which such determination is made.

Intangible assets

Goodwill

Purchased goodwill arising on the acquisition of subsidiary undertakings is the difference between the fair value of the Group's interest in the assets, liabilities and contingent liabilities acquired and the fair value of consideration paid. Goodwill recognised under UK GAAP prior to the date of transition to IFRS (1 April 2004) is stated at net book value as at this date and is no longer amortised.

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually and when events or changes in circumstance indicate that it may be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount of goodwill, an impairment loss is recognised.

Other intangible assets

Intangible assets acquired from a business combination are capitalised at fair value as at the date of acquisition and amortised over their estimated useful economic life. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and if its fair value can be measured reliably. The estimated useful lives of the intangible assets are as follows:

Customer relationships and order book	1–9 years
Intellectual property	2–3 years

Intangible assets, other than development costs, created within the business are not capitalised and expenditure thereon is charged against profits in the period in which the expenditure is incurred.

The carrying value of other intangible assets is reviewed for impairment when events or changes in circumstance indicate that it may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The asset's recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Research and development costs

Expenditure incurred in the development of software and hardware products, and their related intellectual property rights, is capitalised as an intangible asset only when:

- technical feasibility has been demonstrated;
- adequate technical, financial and other resources exist to complete the development, which the Group intends to complete and use;
- future economic benefits expected to arise are deemed probable; and
- the costs can be reliably measured.

Research costs and development costs not meeting these criteria are expensed in the income statement as incurred.

Capitalised development costs for assets which are not yet in use are tested for impairment annually. Capitalised development costs are amortised on a straight line basis over their useful economic lives once the related software and hardware products are available for use.

1. Accounting policies continued

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged on the following bases to reduce the cost of the Group's property, plant and equipment to their residual values over the estimated useful lives at the following rates:

Leasehold improvements	10% straight line or based on life of lease if higher
Office furniture and equipment	20% straight line
Computers, ancillary equipment and electronic test equipment	20–33% straight line

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. The asset's recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Non-current assets held for sale

Non-current assets are classified as held for sale in the balance sheet if:

- their carrying amount will be recovered through a sale transaction rather than ongoing use by the Group; and
- the sale is highly probable and expected to complete within one year of the date of classification.

Non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell, and no depreciation is charged.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes direct project costs and staff costs plus attributable overheads in bringing the inventory to its present location and condition based on a normal level of activity. Net realisable value represents the estimated selling price less costs of completion and the estimated costs necessary to make the sale.

Amounts recoverable on contracts

Amounts recoverable on contracts represent revenue recognised to date less amounts invoiced to clients. Full provision is made for known or anticipated project losses.

Trade and other receivables

Trade and other receivables are recognised and carried at the lower of their original invoiced value and recoverable amount. Provision is made where there is evidence that the Group will not be able to recover the balance in full. Balances are written off when the probability of recovery is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Deferred income

Deferred income represents amounts received in advance from clients less turnover recognised to date on support contracts.

Payments received on account

Payments received on account represent amounts invoiced to clients in excess of revenue recognised to date.

Income tax

The charge for current taxation is calculated on the results for the year as adjusted for items which are non-assessable or disallowed, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

1. Accounting policies continued

Deferred tax liabilities are recognised on all temporary differences except in respect of investments in subsidiaries where the Group is able to control the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. Deferred tax liabilities are not accounted for if they arise from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognised either to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised, or in the case of deferred tax on employee share options that appropriate tax credits will arise on employees' exercise of share options (see below). Deferred tax is not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Where deferred tax assets are recognised subsequent to an acquisition, such as when the benefit of the acquiree's income tax loss carry forwards have since been realised, the deferred tax income is recognised in taxation and a corresponding reduction is made to goodwill which is recognised as an operating expense. The carrying amount of the deferred tax asset is reviewed at each balance sheet date.

In the UK, the Group is entitled to a tax deduction for amounts treated as remuneration on exercise of certain employee share options. As explained under "Employee benefits" below, a remuneration expense is recorded in the Group's income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising on share option awards is calculated as the estimated amount of tax deduction to be obtained in the future (based on the Group's share price at the balance sheet date) pro-rated to the extent that services of the employee have been rendered over the vesting period. If this amount exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings. Similarly, current tax relief in excess of the cumulative amount of the remuneration expense at the statutory rate is also recorded in retained earnings. No remuneration charge is recorded in respect of options granted before 7 November 2002 which have not vested by 1 January 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity against retained earnings.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset or liability is settled. This is based upon tax rates and laws enacted or substantively enacted at the balance sheet date.

Provisions

Where the Group has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, a provision is made. If the effect is material, expected future cash flows are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Borrowings

Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost. Finance charges, including issue costs, are charged to the income statement using an effective interest rate method.

Borrowings are classified as non-current when the repayment date is more than 12 months from the balance sheet date or where they are drawn on a facility with more than 12 months to expiry.

Derivative instruments

Derivatives such as forward foreign currency contracts and interest rate swaps are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at fair value. The fair value of such contracts is calculated by reference to current market rates for contracts with similar maturity profiles. The gain or loss on remeasurement is taken to the income statement except where the derivative is part of a designated cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge are recognised directly in equity, whilst the ineffective portion is recognised immediately in the income statement.

If the cash flow hedge results in the recognition of an asset or liability, then the associated gains or losses on the derivative that had previously been recognised in equity are included in the measurement of the asset or liability at the time the asset or liability is recognised. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period as the underlying transaction.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the year.

1. Accounting policies continued

Foreign currency translation

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Assets and liabilities of overseas companies are translated into sterling at the exchange rate prevailing on the balance sheet date. Income, expenditure and cash flows of overseas companies are translated at the weighted average exchange rate for the period. The exchange differences on the translation at closing rates of the overseas companies' net assets and the differences arising between the translation of profits at average and closing exchange rates are recorded as movements in the translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

The most important foreign currency for the Group is the US Dollar. The relevant exchange rates to pounds sterling were:

	2007 Weighted average	2007 Closing	2006 Weighted average	2006 Closing
£1 = US$	1.88	1.96	1.77	1.73

Revenue

Revenue derived from professional fees billed to clients on a time and materials or fixed-price basis represents the value of work completed, including attributable profit, based on the stage of completion achieved on each project. For time and materials projects, revenue is recognised as services are performed. For fixed-price projects, revenue is recognised according to the stage of completion which is determined using the percentage-of-completion method based on the Directors' assessment of progress against key project milestones and risks, and the ratio of costs incurred to total estimated project costs.

Revenue from support contracts is spread evenly over the period of the support contract.

Revenue from the sale of products is recognised on delivery of the product to the client.

Revenue from recharging to clients the cost of specialist managed subcontractors and the purchase of software or hardware for client assignments, together with associated mark-up, is recognised as these costs are incurred. Where the Group acts as agent in the transaction, only the mark up is recognised as Group revenue. No revenue or expense is recognised in respect of travel and subsistence expenses recharged to clients.

Income is accrued where these revenue recognition policies result in the recognition of revenue before invoices are sent to clients. The cumulative impact of any revisions to the estimate of percentage-of-completion of any fixed-price contracts is reflected in the period in which such impact becomes known.

Segment reporting

The Group is organised into two business segments, namely the business of providing Business and technology consultancy, and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information. The Group's secondary reporting format is by geographical area.

Employee benefits

Retirement benefits

The Group operates a defined contribution pension scheme for certain Directors and employees and makes contributions to a group personal pension plan for the majority of employees. Pension costs are calculated annually and charged to the income statement as they arise.

1. Accounting policies continued

Share-based payments

Certain employees (including Directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares under the Group's Executive Share Option Scheme and Long Term Incentive Plan ("LTIPs").

The total amount to be expensed over the vesting period of the options and LTIPs is determined by reference to the fair value at the date at which the options or LTIPs are granted and the number of awards that are expected to vest. The fair value is determined by an external valuer using a Monte Carlo model in the case of options and a Black Scholes model in the case of LTIPs. The assumptions underlying the number of options expected to vest are adjusted to reflect conditions prevailing at the balance sheet date. At the vesting date, the cumulative expense recognised in the income statement is adjusted to take account of the awards that actually vest.

The Group has taken advantage of the transitional provisions of IFRS 2 "Share based payment" in respect of options and LTIPs and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005.

Holiday accrual

In accordance with IAS 19 "Employee Benefits", accruals are made in respect of holiday entitlements that have accrued to employees but have not been taken at the balance sheet date.

Employee share ownership trusts

The employee share ownership plan ("ESOP") trust, which purchases and holds ordinary shares of the Company in connection with employee share schemes, is consolidated in the Group financial statements. Any consideration paid or received by the ESOP trust for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Lease commitments and hire purchase contracts

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Operating lease incentives are recognised as a reduction in the rental expense over the lease term.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Reserves

The translation reserve represents accumulated foreign exchange differences arising from the translation of the financial statements of foreign operations.

The capital redemption reserve is used when the Company buys back its own shares, as part of share reorganisations.

The merger reserve represents the premium on the shares issued for the acquisition of m.a.partners, which attracted merger relief under section 131 of the Companies Act 1985.

Adoption of new and revised International Financial Reporting Standards

At the date of approval of these financial statements, the following standards and interpretations were issued but not yet mandatory for the Group.

International Financial Reporting Standards ("IFRS")

IFRS 7 "Financial Instruments: Disclosures"
IFRS 8 "Operating Segments"

International Financial Reporting Interpretations Committee ("IFRIC") interpretations

IFRIC 8 "Scope of IFRS 2"
IFRIC 9 "Reassessment of Embedded Derivatives"
IFRIC 10 "Interim Financial Reporting and Impairment"
IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions"
IFRIC 12 "Service Concession Arrangements"

Amendments to existing standards

Amendments to IAS 1 "Presentation of Financial Statements" – Capital disclosures
Amendments to IAS 23 "Borrowing Costs" – Capitalisation of borrowing costs

The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

2. Segment information

Primary basis – business segments

The Group is organised into two primary business segments, namely "Business and technology consultancy" and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information. In light of the acquisitions of m.a.partners and DFI, the segment reported previously as "IT services and solutions" has been renamed "Business and technology consultancy" due to the nature of the acquisitions' businesses.

Unallocated segment assets and liabilities are income tax assets and liabilities (including deferred tax balances).

Year ended 31 March 2007

	Business and technology consultancy £'000	StreamShield £'000	Eliminations £'000	Total continuing operations £'000
Segment revenue	155,480	632	–	156,112
Segment operating profit/(loss)				
Before exceptional item	20,127	(4,056)	–	(16,071)
Exceptional item	–	(1,095)	–	(1,095)
After exceptional item	20,127	(5,151)	–	14,976
Finance income				516
Finance costs				(602)
Profit before tax				14,890
Tax expense				(4,358)
Profit after tax				10,532
Assets and liabilities				
Segment assets	137,129	411	(10,210)	127,330
Unallocated assets				5,418
Total assets				132,748
Segment liabilities	62,518	11,149	(10,210)	63,457
Unallocated liabilities				2,396
Total liabilities				65,853
Other segment information				
Capital expenditure:				
– Property, plant and equipment	8,152	367	–	8,519
– Intangible fixed assets	54,006	–	–	54,006
Depreciation	3,539	287	–	3,826
Asset impairments (note 3)	–	1,095	–	1,095
Amortisation	836	–	–	836
Other non-cash expenses	1,440	27	–	1,467

2. Segment information continued
Year ended 31 March 2006

	Business and technology consultancy £'000	StreamShield £'000	Eliminations £'000	Total continuing operations £'000
Segment revenue	101,414	90	–	101,504
Segment operating profit/(loss)	14,737	(4,015)	–	10,722
Finance income				722
Finance costs				(25)
Profit before tax				11,419
Tax expense				(1,868)
Profit after tax				9,551
Assets and liabilities				
Segment assets	76,438	1,192	(6,061)	71,569
Unallocated assets				2,638
Total assets				74,207
Segment liabilities	27,307	6,807	(6,061)	28,053
Unallocated liabilities				523
Total liabilities				28,576
Other segment information				
Capital expenditure:				
– Property, plant and equipment	5,121	186	–	5,307
– Intangible fixed assets	8,774	–	–	8,774
Depreciation	2,297	198	–	2,495
Amortisation	141	–	–	141
Other non-cash expenses	1,054	42	–	1,096

2. Segment information continued

Secondary format – geographical segments

The following table presents an analysis of revenue and operating profit by country of origin and an analysis of the carrying amount of segment assets and capital expenditure by the geographical area in which those assets are located.

	2007 £'000	2006 £'000
Revenue by origin – continuing operations		
United Kingdom	147,855	101,414
United States of America	6,025	90
Rest of Europe	2,232	–
	156,112	101,504
Operating profit/(loss) by origin – continuing operations		
United Kingdom	15,928	11,752
United States of America	(1,330)	(1,030)
Rest of Europe	378	–
	14,976	10,722
Segment assets		
United Kingdom	92,556	71,264
United States of America	34,636	305
Rest of Europe	138	–
Unallocated assets	5,418	2,638
	132,748	74,207
Capital expenditure – property, plant and equipment		
United Kingdom	7,918	5,285
United States of America	582	22
Rest of Europe	19	–
	8,519	5,307
Capital expenditure – intangibles		
United Kingdom	21,651	8,774
United States of America	32,355	–
	54,006	8,774

2. Segment information continued

Secondary format – geographical segments continued

The following tables provide disclosure of the Group's revenue analysed by geographical market based on the location of the customer and by the type of product or service.

	2007 £'000	2006 £'000
Revenue by destination		
United Kingdom	139,877	95,142
United States of America	13,970	6,016
Rest of Europe	2,265	346
	156,112	101,504

	2007 £'000	2006 £'000
Analysis of revenue by type of product or service		
Revenue from services	127,709	78,017
Sale of goods	9,434	9,913
Third-party costs recharged to clients	18,337	13,484
Business and technology consultancy	155,480	101,414
Internet content security revenues	632	90
	156,112	101,504

Third-party costs recharged to clients relate to the marked up costs of software and hardware purchased for client assignments and of specialist subcontractors.

Included within total revenue from continuing operations is £60,136,000 (2006: £37,481,000) which related to contracts accounted for under the percentage-of-completion method.

3. Operating profit

Operating profit is stated after charging/(crediting):

	Before exceptional item 2007 £'000	Exceptional item 2007 £'000	Total 2007 £'000	2006 £'000
Staff costs – salaries	74,789	–	74,789	45,698
Staff costs – social security	7,712	–	7,712	4,673
Staff costs – pensions	5,332	–	5,332	3,324
Staff costs – share-based payments	1,314	–	1,314	872
Total staff costs	89,147	–	89,147	54,567
Net foreign exchange losses/(gains)	48	–	48	(41)
Depreciation and impairment of property, plant and equipment	3,826	355	4,181	2,495
Amortisation of acquired intangible assets	836	–	836	141
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	153	–	153	224
Materials and other external project costs	21,904	675	22,579	16,108
Operating lease payments – minimum lease payments	3,360	–	3,360	2,152
Other operating expenses	20,767	65	20,832	14,898
	140,041	1,095	141,136	90,782

Significant items within other operating expenses include property costs, recruitment costs, marketing expenses and legal and professional fees.

3. Operating profit continued

Details of the fees paid to auditors are set out below:

	2007 £'000	2006 £'000
Audit services		
Group and parent company audit fee	141	95
Non-audit services		
Local statutory audit fees of subsidiary undertakings	94	65
Non-statutory audit fees of subsidiary undertakings	102	–
Due diligence services	405	121
Other tax services	92	42
	834	323

Due diligence fees included £31,000 incurred on abortive acquisitions (2006: £36,000) and £374,000 incurred and capitalised as part of the costs of acquisition for Inforenz, m.a.partners and DFI (2006: £85,000).

Within operating expenses presented above is £5,186,000 (2006: £3,649,000) relating to the Group's research and development activities. No development costs qualified for capitalisation during the year (2006: £nil).

Group pension arrangements

The Group contributes to a Group personal pension plan for the majority of employees and also operates a number of defined contribution pension schemes for certain Directors and employees. The assets of occupational pension schemes are held separately from those of the Group in independently administered funds.

The pension charge for the year was £124,000 (2006: £168,000) for the defined contribution schemes and £5,208,000 (2006: £3,156,000) for the payments to the Group personal pension plan. The unpaid contributions outstanding at the year end were £5,000 (2006: £3,000).

Exceptional item

The exceptional item relates to the costs associated with the absorption of StreamShield into the Group's core business. The £1,095,000 charge represents impairment write downs associated with inventory (£675,000), fixed assets (£355,000) and other assets (£65,000). Fixed asset write downs have been made to bring the asset values in line with their economic value in use. Inventory and other assets have been fully written down where they are not expected to be utilised by the business going forward as they are not considered to have a net realisable value.

Further costs comprising severance, share option charges and professional costs of approximately £800,000 will be incurred in the 2008 financial statements.

4. Employee numbers

The average number of employees (excluding Non-Executive Directors) during the year and the number at the end of the year was as follows:

	2007 Number	2006 Number
Revenue earners	979	635
Support staff	174	116
Average number of employees	1,153	751
Number of employees at 31 March	1,464	937

5. Finance revenue

	2007 £'000	2006 £'000
Bank interest receivable	410	722
Interest receivable on adjustments in respect of prior years' corporation tax	106	–
	516	722

6. Finance costs

	2007 £'000	2006 £'000
Interest payable on bank loans and overdrafts	264	4
Unwind of discount on deferred consideration payable	338	–
Interest payable on adjustments in respect of prior years' corporation tax	–	21
	602	25

7. Tax

	2007 £'000	2006 £'000
Current tax expense		
Current tax on income of this year	5,609	3,501
Adjustments in respect of prior years	(298)	(1,113)
Total current tax expense	5,311	2,388
Deferred tax credit		
Origination and reversal of temporary differences	(957)	(546)
Adjustments in respect of prior years	4	26
Total deferred tax credit	(953)	(520)
Total income tax expense in income statement	4,358	1,868

The Group's effective tax rate for the year was 29.3% (2006: 16.4%). Ignoring the impact of the 2006 research and development tax credit relating to previous years (£1,113,000), the tax credit relating to the utilisation of pre-acquisition brought forward tax losses of £153,000 (2006: £224,000), amortisation of acquired intangibles of £220,000 (2006: £nil), and the StreamShield exceptional item £329,000, the Group's effective tax rate was 29.2% (2006: 27.2%). The increase in effective tax rate is due to the Group's increased activities in the US and research and development tax credits representing a smaller relative deduction against the Group's profits.

7. Tax continued
Reconciliation of effective tax rate

	2007 £'000	2006 £'000
Group profit before tax	14,890	11,419
Income tax using the UK corporation tax rate at 30% (2006: 30%)	4,467	3,426
Tax effects of:		
– Expenses not deductible for tax purposes	337	159
– US start up losses	83	328
– R&D tax credit	(503)	(531)
– R&D tax credit in respect of prior years	–	(1,113)
– Utilisation of pre-acquisition brought forward tax losses	(153)	(224)
– Other differences	127	(177)
Total income tax expense	4,358	1,868

Deferred tax
Deferred tax included in the income statement is as follows:

	2007 £'000	2006 £'000
Share-based payments	(394)	(261)
Origination and reversal of other temporary differences	(51)	(285)
Recognition of tax losses	(512)	–
Adjustments in respect of prior years	4	26
	(953)	(520)

In addition to the amounts charged to the income statement, a current tax credit of £940,000 (2006: £452,000) and a deferred tax credit of £1,511,000 (2006: £891,000) relating to share-based payments was recognised directly in equity.

Deferred tax included in the balance sheet is as follows:

	Deferred tax assets		Deferred tax liabilities		Net balance at 31 March	
	2007 £'000	2006 £'000	2007 £'000	2006 £'000	2007 £'000	2006 £'000
Property, plant and equipment	345	366	(10)	(90)	335	276
Intangible assets	–	–	(1,903)	(554)	(1,903)	(554)
Share-based payments	4,427	2,085	–	–	4,427	2,085
Holiday pay accrual	462	300	–	–	462	300
Tax losses	512	–	–	–	512	–
Other temporary differences	264	73	–	(40)	264	33
Deferred tax assets/(liabilities)	6,010	2,824	(1,913)	(684)	4,097	2,140
Set off of tax	(592)	(186)	592	186	–	–
Net deferred tax assets/(liabilities)	5,418	2,638	(1,321)	(498)	4,097	2,140

The Government has recently announced that the UK rate of corporation tax is to reduce from 30% to 28% for periods commencing 1 April 2008. As this was not enacted or substantively enacted at the balance sheet date, the UK deferred tax asset is based on a corporation tax rate of 30%. If a rate of 28% had been applied from 1 April 2008, this would have decreased the deferred tax asset from £5,418,000 to £5,137,000 and decreased the deferred tax liability from £1,321,000 to £1,256,000.

No deferred tax has been provided for unremitted earnings from overseas subsidiaries as it is not expected that these earnings will be remitted in the foreseeable future and any remittances are within the control of Group management. The aggregate amount of temporary differences for which deferred tax liabilities have not been recognised is £242,000 (2006: £nil).

7. Tax continued
Unrecognised deferred tax assets

	2007 £'000	2006 £'000
Tax losses	5,174	3,921

Unprovided deferred tax relates mainly to unutilised Rubus trading losses totalling £10.7 million (2006: £11.2 million) which are available indefinitely for offset against future taxable profits of Rubus, and unutilised US trading losses of £5.1 million (2006: £1.6 million) which are available for offset against future taxable profits of Detica Inc, DFI International Inc and DeticaDFI Inc for up to 20 years. These assets have not been recognised on the basis that there is insufficient evidence that the asset will be recoverable as at the balance sheet date. The assets will only be recognised with improved certainty and quantification of taxable profits.

The unrecognised deferred tax asset has been based on a corporation tax rate of 30% for UK losses. If the recently announced reduction in the corporation tax rate mentioned above of 28% had been applied, the amount of unprovided deferred tax at 31 March 2007 would be £4,960,000.

8. Earnings per share
The calculation of earnings per share is based on the following:

	2007 £'000	2006 £'000
Profit attributable to shareholders	10,532	9,551

	Number of shares ('000)	Number of shares* ('000)
Weighted average number of shares in issue	112,789	111,765
Weighted average number of shares held by the Employee Benefit Trust	(1,701)	(2,860)
Basic weighted average number of shares in issue	111,088	108,905
Dilutive effect of share options and LTIPs	3,592	2,870
Diluted weighted average number of shares in issue	114,680	111,775

* In July 2006, the Group issued four bonus shares for every issued share. The weighted average number of shares at 31 March 2006 have been adjusted to reflect the impact of the bonus issue to ensure comparability of results.

Options granted under the StreamShield Networks Limited Share Option Plan are not included in the calculation of diluted earnings per share in either year as they are anti-dilutive as StreamShield Networks Limited is currently loss-making.

9. Dividends
The Directors propose a final dividend in respect of the year ended 31 March 2007 of 2.175 pence per share (2006: 1.1 pence per share) totalling £2,498,000 (2006: £1,204,000) and payable on 10 August 2007. The proposed dividend is subject to approval by the Annual General Meeting on 2 August 2007 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2007 pence/share*	2007 £'000	2006 pence/share*	2006 £'000
Interim dividends relating to 2007/2006	0.6	701	0.5	547
Final dividends relating to 2006/2005	1.1	1,204	0.8	911
	1.7	1,905	1.3	1,458

* In July 2006, the Group issued four bonus shares for every issued share. The dividend per share has been adjusted to reflect the bonus issue.

Dividends payable to The Employee Benefit Trust have been waived and are excluded from the amounts recognised as distributions in the table above.

10. Property, plant and equipment

	Leasehold improvements £'000	Office furniture and equipment £'000	Computers, ancillary equipment and electronic test equipment £'000	Total £'000
Cost				
At 1 April 2005	2,567	1,170	7,271	11,008
Additions	1,156	441	3,655	5,252
Acquisition of subsidiaries	–	–	55	55
Disposals	–	–	(673)	(673)
At 1 April 2006	3,723	1,611	10,308	15,642
Additions	3,284	643	4,014	7,941
Acquisition of subsidiaries	131	67	380	578
Disposals	(1,137)	(323)	(1)	(1,461)
Foreign exchange differences	–	–	(21)	(21)
At 31 March 2007	**6,001**	**1,998**	**14,680**	**22,679**
Accumulated depreciation				
At 1 April 2005	1,075	665	3,529	5,269
Charge for the year	360	243	1,892	2,495
Disposals	–	–	(624)	(624)
At 1 April 2006	1,435	908	4,797	7,140
Charge for the year	508	325	2,993	3,826
Disposals	(1,114)	(323)	(1)	(1,438)
Impairment charge (see note 3)	–	10	345	355
Foreign exchange differences	–	–	(2)	(2)
At 31 March 2007	**829**	**920**	**8,132**	**9,881**
Net book value				
At 31 March 2007	**5,172**	**1,078**	**6,548**	**12,798**
At 1 April 2006	2,288	703	5,511	8,502
At 1 April 2005	1,492	505	3,742	5,739

11. Goodwill

	Note	£'000
At 1 April 2005		2,571
Acquisition of Extraprise	21d	197
Acquisition of National Security products business	21e	250
Acquisition of Evolution	21f	6,247
Utilisation of tax losses		(224)
At 31 March 2006		9,041
Acquisition of Inforenz	21a	1,673
Acquisition of m.a.partners	21b	30,074
Acquisition of DFI	21c	17,538
Utilisation of tax losses		(153)
Exchange differences		(390)
At 31 March 2007		57,783

Goodwill acquired in a business combination is allocated to cash-generating units. The Group conducts annual impairment tests on the carrying value of goodwill, based on the recoverable amount of the cash-generating units to which goodwill has been allocated. Value in use calculations are used to determine the recoverable amount of cash-generating units. The key assumptions for the value in use calculations are the discount rate applied, the future operating margin and future growth rate of the net operating cash flows.

The goodwill acquired to date has been assigned to the Business and technology consultancy segment in the UK and US. The Group prepares cash flow forecasts for these cash-generating units based on the most recent annual financial plans approved by the Board and upon management's expectations of the operating margin and revenue growth rate for the following four years. Management's expectations are influenced by the Group's historic performance and anticipated future market developments. No cash flow growth has been assumed after management's five year forecast period. The discount rate of 11.6% (2006: 13.9%) applied to the Business and technology consultancy business represents a rate that reflects current market assessments of the time value of money and of the risks specific to each cash-generating unit. As at 31 March 2007 and 31 March 2006, there are no impairment losses.

12. Other intangible assets

	Note	Customer relationships and order book £'000	Intellectual property £'000	Total £'000
Cost				
At 1 April 2005		–	–	–
Acquisition of Extraprise	21d	–	50	50
Acquisition of National Security products business	21e	90	150	240
Acquisition of Evolution	21f	1,790	–	1,790
At 31 March 2006		1,880	200	2,080
Acquisition of Inforenz	21a	344	100	444
Acquisition of m.a.partners	21b	3,317	–	3,317
Acquisition of DFI	21c	960	–	960
Exchange differences		(41)	–	(41)
At 31 March 2007		6,460	300	6,760
Amortisation				
At 1 April 2005		–	–	–
Charge for the year		(91)	(50)	(141)
At 31 March 2006		(91)	(50)	(141)
Charge for the year		(769)	(67)	(836)
At 31 March 2007		(860)	(117)	(977)
Net book value				
At 31 March 2007		5,600	183	5,783
At 1 April 2006		1,789	150	1,939
At 1 April 2005		–	–	–

The net book values of individually material intangible assets and their remaining useful life at 31 March 2007 were as follows:

	Carrying value £'000	Remaining useful life
Evolution customer relationships and order book	1,470	8.0 years
m.a.partners customer relationships and order book	2,892	4.4 years
DFI customer relationships and order book	960	3.0 years

13. Inventories

	2007 £'000	2006 £'000
Work in progress	1,494	1,940

14. Trade and other receivables

	2007 £'000	2006 £'000
Trade receivables	35,861	24,393
Prepayments and accrued income	2,110	2,511
Amounts recoverable on contracts	8,208	5,626
Other receivables	398	169
	46,577	32,699

14. Trade and other receivables continued

The following table provides disclosure of contracts in progress at the balance sheet date.

	2007 £'000	2006 £'000
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less recognised losses to date	63,952	49,317
Less: progress billings	(61,201)	(47,878)
	2,751	1,439
Recognised as:		
Amounts due from customers included in trade and other receivables (above)	8,208	5,626
Amounts due to customers included in trade and other payables (note 17)	(5,457)	(4,187)
	2,751	1,439

15. Non-current asset held for sale

As part of the acquisition of Evolution Consulting Group Limited in 2006, the Group acquired a residential flat with a fair value of £829,000. This asset formed part of the assets of the Business and technology consultancy segment and was disposed of during the year ended 31 March 2007 for a profit of £42,000.

16. Borrowings

	2007 £'000	2006 £'000
Revolving loan facility	11,000	–
Issue costs	(69)	–
Non-current borrowings	10,931	–

The Group's sterling borrowing has been drawn down under a £15,000,000 revolving loan facility. The key terms of this facility and other facilities held by the Group are set out below.

Facility	Note	Amount £'000	Maturity	Repayment terms	Interest basis
Revolving loan	1	15,000	Sept 2010	On maturity. Early repayment possible at any time. Amounts repaid can be redrawn.	LIBOR + 0.75% + ARCR*
Amortising loan	1	15,000	Sept 2010	Repayable in even quarterly instalments. Early repayment possible at any time.	LIBOR + 0.75% + ARCR*
Overdraft	2	5,000	July 2007	On maturity. Early repayment possible at any time. Amounts repaid can be redrawn.	Relevant currency base rate + 1%
Forward exchange contracts and currency options	2	500	July 2007	n/a	n/a
Engagement	3	1,000	July 2007	n/a	n/a

* ARCR – Additional regulatory cost rate

Notes

1 The facility can be drawn down in any major currency. Interest is payable on a three monthly basis in arrears. Interest rate fixings occur quarterly.

2 The overdraft, forward exchange and currency facilities are multicurrency facilities.

3 The engagement facility enables the Group to issue performance guarantees. The Group had no such guarantees in issue at 31 March 2007 or 31 March 2006.

16. Borrowings continued

The Company and the Group's material subsidiaries have provided unlimited multilateral guarantees and negative pledges to the Group's bankers. The facilities are also subject to the Group complying with earnings cover, interest cover and gearing covenant tests. The Group expects to fully comply with these covenants.

At 31 March 2006, the Group's only borrowing facility was a £5 million overdraft facility with an expiry date of 27 August 2006 with the same repayment and interest terms as the overdraft noted above.

Borrowing facilities

The Group has undrawn borrowing facilities as follows:

	2007 £'000	2006 £'000
Expiring in one year or less	5,000	5,000
Expiring between three and four years	19,000	–
Total undrawn facilities	24,000	5,000

17. Trade and other payables

	2007 £'000	2006 £'000
Trade payables	6,890	5,204
Accruals	18,551	10,795
Deferred income	1,196	923
Payments received on account (note 14)	5,457	4,187
Social security and other taxes	7,995	6,644
	40,089	27,753

18. Provisions

	£'000
Non-current provisions	
At 1 April 2005	–
Provision for future consideration payable – National Security products business	300
At 31 March 2006 and 31 March 2007	300

The deferred consideration above is payable between one and two years from the balance sheet date.

	Note	£'000
Current provisions		
At 1 April 2005 and 1 April 2006		–
Provision for future consideration payable – Inforenz	21a	1,015
Inforenz consideration paid	21a	(550)
Provision for future consideration payable – m.a.partners	21b	11,334
Unwind of discount on deferred consideration payable		338
At 31 March 2007		12,137

19. Share capital

	2007 Number '000	2006 Number '000	2007 £'000	2006 £'000
Authorised				
Ordinary shares of 2 pence each	175,000	35,000	3,500	700
Allotted, called-up and fully paid				
Ordinary shares of 2p each				
At 1 April 2006	22,353	22,353	447	447
Bonus issue	89,411	–	1,788	–
Shares issued – m.a.partners acquisition	1,813	–	37	–
Shares issued – DFI acquisition	785	–	15	–
At 31 March 2007	114,362	22,353	2,287	447

In July 2006, the Group issued four bonus shares for every issued share.

The number of ordinary shares in issue at 31 March 2007 was 114,362,314 (2006: 22,352,733).

20. Employee share schemes

Share-based payment arrangements

The Group operates two share-based payment arrangements: the Executive Share Option Scheme and the Long Term Incentive Plan. A summary of the main terms of the arrangements is given below, with particular reference made to the terms of those grants for which a share-based payment expense has been recognised. In addition, the Group operates a subsidiary share option scheme for the employees of StreamShield Networks Limited. This is described more fully on page 64.

Executive Share Option Scheme ("ESOS")

Options granted under the ESOS have historically been made to senior executives and managers across the Group, as well as to staff with high potential or to recognise significant achievements. Under this scheme, options will normally vest after three years and be exercisable between three and ten years following grant, provided that a performance condition, specified at the date of grant, has been satisfied and that the employee remains in employment. Typically, growth in the Group's diluted earnings per share ("EPS") over a three year performance period is required to exceed the growth in the Retail Price Index by between five and twenty per cent per annum dependent on date of grant, in order for the performance condition to be fully met.

In addition, option grants are made under the ESOS to match Detica shares purchased by employees under the All Employee Share Option Plan. These grants do not have performance conditions but are subject to the employees remaining in employment.

The exercise price of option grants under the ESOS is equal to the market price of the shares immediately prior to the date of grant. The contractual life of the option is ten years and there are no cash settlement alternatives.

Long Term Incentive Plan ("LTIP")

Awards under the LTIP are made to senior executives and managers across the Group, as well as to staff with high potential or to recognise significant achievements. Awards will normally vest after three years and be exercisable between three and ten years following grant, provided that a performance condition, specified at the date of grant, has been satisfied and that the employee remains in employment. Typically, growth in the Group's EPS over a three year performance period is required to exceed the growth in the Retail Price Index by between fifteen and twenty per cent per annum dependent on the date of grant, in order for the performance condition to be fully met.

LTIP awards made to former employees of Evolution Consulting Group Limited in 2006 are exercisable from 3 January 2010 and are subject to a performance condition based on the financial performance of the Financial Services division of Detica Group plc.

The contractual life of the awards is ten years and there are no cash settlement alternatives. The exercise price of LTIP awards is 0.2p for awards made up to 31 March 2005, 0.4p for awards made between 1 April 2005 and 24 July 2006 and 2p for awards made since 24 July 2006.

20. Employee share schemes continued

The movements in the number of share options and LTIPs outstanding is shown below.

	ESOS		LTIP	
	Number of awards	Weighted average exercise price £	Number of shares	Weighted average exercise price £
Outstanding at 1 April 2005	5,288,980	0.76	798,000	0.002
Granted	96,820	1.62	1,809,890	0.004
Exercised	(1,003,060)	0.49	(12,500)	0.002
Forfeited	(470,050)	0.90	(8,355)	0.004
Outstanding at 31 March 2006	3,912,690	0.84	2,587,035	0.004
Exercisable at 31 March 2006	751,100	0.41	75,000	0.002
Granted	83,860	2.66	873,582	0.015
Exercised	(957,843)	0.67	(294,000)	0.002
Forfeited	(117,755)	1.31	(348,725)	0.005
Outstanding at 31 March 2007	2,920,952	0.93	2,817,892	0.007
Exercisable at 31 March 2007	1,332,149	0.62	165,750	0.002
Range of exercise prices	£0.0734 – £2.92 (2006: £0.0734 – £1.615)		£0.002 – £0.02 (2006: £0.002 – £0.004)	
Weighted average remaining contractual life	6.4 years (2006: 7.1 years)		8.3 years (2006: 8.7 years)	

In July 2006, the Group issued four bonus shares for every issued share. The number of options for the comparative period at 31 March 2006 has been adjusted to reflect the impact of the bonus issue to ensure comparability of results.

The weighted average share price at the date of exercise of share options exercised during the year ended 31 March 2007 was £3.02 (2006: £1.96).

The table below sets out the movements in the year for both ESOS options and LTIPs based on whether the share-based payment was granted by the Company or by the Employee Trust.

	Options at 1 April 2006	Granted in the year	Exercised in the year	Forfeited in the year	**Options at 31 March 2007**
Granted by					
– Company	3,912,690	83,860	(957,843)	(117,755)	**2,920,952**
– Employee Trust	2,587,035	873,582	(294,000)	(348,725)	**2,817,892**
	6,499,725	957,442	(1,251,843)	(466,480)	**5,738,844**

	Options at 1 April 2005	Granted in the year	Exercised in the year	Forfeited in the year	Options at 31 March 2006
Granted by					
– Company	5,288,980	96,820	(1,003,060)	(470,050)	3,912,690
– Employee Trust	798,000	1,809,890	(12,500)	(8,355)	2,587,035
	6,086,980	1,906,710	(1,015,560)	(478,405)	6,499,725

20. Employee share schemes continued

Assumptions used in the valuation of share-based payments

In calculating the fair value of the share-based payment arrangements, the Group has used a Monte Carlo model in the case of options and a Black Scholes model in the case of LTIPs. The fair value of share options and LTIPs granted in 2007 and 2006 and the assumptions used in the calculation of their fair value on the date of grant were as follows:

	2007		2006	
Weighted average assumptions	ESOS	LTIP	ESOS	LTIP
Fair value per share option/LTIP	£0.88	£2.79	£0.52	£1.77
Share price on date of grant	£2.66	£2.85	£1.62	£1.81
Exercise price	£2.66	£0.02	£1.62	£0.004
Share options/LTIPs granted in the year	83,860	873,582	96,820	1,809,890
Vesting period (years)	3.0	3.0	3.0	3.2
Expected volatility	31%	n/a	32%	n/a
Expected life (years)	note 1	3.0	note 1	3.2
Expected dividend yield	0.61%	0.52%	0.73%	0.69%
Risk-free rate of return	4.86%	n/a	4.13%	n/a

Note 1: The expected exercise behaviour of ESOS option holders for grants made in 2007 and 2006 was assumed to be as follows:

- 5% of participants exercise per annum in years one to ten, providing that the options are in the money;
- 50% of participants exercise after three years subject to the market price being at least 30% over the option exercise price;
- 25% of the remainder exercise per year from year four onwards, using a reducing balance methodology, providing that a gain of 20% is available; and
- the balance is exercised at maturity, providing the options are in the money.

For the ESOS options, expected volatility was determined using the historical volatility of the Company's share price over the term from the date of the Company's flotation in April 2002 to each grant date. Due to the limited time that the Company's shares have been publicly traded it was not possible to consider the historical volatility of the Company's share price over a period commensurate with the expected life of the share option. The LTIP awards, which have an exercise price of nominal value, are not inherently affected by volatility since gains will almost always be made (assuming that the awards vest).

At the date of grant, it was assumed that the non-market performance conditions would be met. Adjustments have been made subsequently, where necessary, to reflect updated assessments of whether performance conditions will be met. The share-based payment expense also takes account of expected and actual forfeitures over the vesting period as a result of cessation of employment.

A charge of £1,287,000 (2006: £830,000) has been made in the income statement to spread the fair value of the options and LTIPs over the three and four years service obligations of those incentives. The Group has taken advantage of the transitional provisions of IFRS 2 and has applied IFRS 2 only to those awards granted after 7 November 2002 which had not vested by 1 January 2005.

20. Employee share schemes continued

Employee Share Ownership Plan Trust

The Detica Group Employee Trust holds shares in Detica Group plc to satisfy awards under the ESOS and the LTIP. Costs of running the Trust are charged to the income statement. Shares held by the Trust are deducted from the profit and loss reserve and held at cost to the Trust. The cumulative reduction of addition to the Group profit and loss reserve relating to shares held by the Employee Trust was £334,000 (2006: reduction of £342,000). This represents a holding by the Employee Trust of 1,130,862 (2006: 2,382,705) shares, which, at 31 March 2007, had a market value of £4.7 million (2006: £6.0 million).

After deducting the shares held by the Employee Trust, 4,607,982 (2006: 4,117,020) new issue shares will, subject to the achievement of relevant performance conditions, be required in order to satisfy awards made under the ESOS and LTIP in the five years since the Company's flotation.

The Employee Trust has agreed to make its shares available as follows:

	2007 '000	2006* '000
Ordinary shares of 2 pence each held to satisfy		
Options granted	640	1,169
Long term incentive plan awards	491	784
Future allotments to staff under the Group's share incentive scheme	–	430
	1,131	2,383

* As restated for the bonus issue in July 2006.

StreamShield Networks Limited Share Option Plan ("SSNSOP")

Options are granted under the SSNSOP to employees of StreamShield Networks Limited, a subsidiary of the Group. Options will normally be exercisable between three and ten years following grant. Performance conditions do not apply to these options. The exercise price of options granted under the SSNSOP is equal to the market price of the shares on the date granted as agreed with Her Majesty's Revenue and Customs. The contractual life of the option is ten years and there are no cash settlement alternatives.

A reconciliation of the number of options under the SSNSOP is given below:

	Number of shares
Outstanding at 1 April 2005	970,000
Granted	251,000
Exercised	–
Forfeited	(75,000)
Outstanding at 31 March 2006	1,146,000
Exercisable at 31 March 2006	–
Granted	373,000
Exercised	–
Forfeited	(156,000)
Outstanding at 31 March 2007	1,363,000
Exercisable at 31 March 2007	–
Weighted average remaining contractual life	8.2 years (2006: 8.8 years)

At 31 March 2007, the outstanding options represented 7.4% (2006: 6.3%) of the issued share capital of StreamShield Networks Limited.

A charge of £27,000 (2006: £42,000) has been made in the income statement to spread the fair value of the options over the three year service obligations of those incentives.

21. Business combinations

The acquisitions in the years ended 31 March 2007 and 31 March 2006 are set out below and form part of the Business and technology consultancy segment.

21a. Inforenz

On 19 July 2006, the Group acquired Inforenz Limited, a company that provides a specialised range of computer forensic services to both government and commercial clients, for a total consideration of up to £2,227,000 including directly attributable costs. Consideration of £1,026,000 was paid to the vendors on completion with £550,000 paid in December 2006 and a further instalment of £465,000 will become payable in December 2007 dependent on the performance of the business. Directly attributable costs amounted to £186,000. The goodwill arising on the acquisition results from anticipated synergies, customer loyalty and the value of the workforce. Other intangibles relate to the value of Inforenz's customer relationships and intellectual property.

The investment in Inforenz has been included in the balance sheet at its fair value at the date of acquisition.

Book and fair values of the assets acquired at the date of acquisition were as follows:

	Book values £'000	Fair value to Group £'000
Intangible assets (excluding goodwill)	–	444
Property, plant and equipment	102	102
Trade and other receivables	142	142
Cash and cash equivalents	180	180
Trade and other payables	(181)	(181)
Deferred tax liabilities	–	(133)
Net assets acquired	243	554
Goodwill arising on acquisition		1,637
Total consideration		2,227
Total consideration comprised:		
Cash consideration		1,576
Provision for future consideration payable		465
Directly attributable costs		186
		2,227
Net cash outflow to 31 March 2007:		
Cash consideration paid		1,576
Directly attributable costs paid		186
Cash and cash equivalents acquired		(180)
		1,582

From the date of acquisition to 31 March 2007, Inforenz contributed £113,000 to the profit before tax of the Group and £910,000 to revenues.

21. Business combinations continued

21b. m.a.partners

On 6 September 2006, the Group acquired m.a. International Limited ("m.a.partners"), an international management consultancy specialising in the capital markets sector for a total consideration of up to £39,064,000 including directly attributable costs. Cash of £19,502,000 has been paid during the year with a further payment of £1,701,000 due in December 2007. A provision of £11,334,000 (net of discounting of £506,000 which will be recorded as a charge in the income statement over the period up to settlement) has been made for deferred consideration which is payable in June 2007 based on the performance of m.a.partners for its financial year ended 31 March 2007. The investment in m.a.partners has been included in the balance sheet at its fair value at the date of acquisition.

Other intangibles relate to the value of m.a.partners' customer relationships. The remaining excess of purchase consideration over the fair value of net assets acquired of £30,074,000 has been capitalised as goodwill. This is attributable to anticipated synergies, customer loyalty, business processes and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however, they cannot be individually separated from m.a.partners and reliably measured due to their nature and hence are included within goodwill.

	Book values £'000	Fair value to Group £'000
Intangible assets (excluding goodwill)	–	3,317
Property, plant and equipment	180	180
Deferred tax asset	986	986
Trade and other receivables	7,453	7,453
Cash and cash equivalents	4,341	4,341
Trade and other payables	(6,292)	(6,292)
Deferred tax liabilities	–	(995)
Net assets acquired	6,668	8,990
Goodwill arising on acquisition		30,074
Total consideration		39,064
Total consideration comprised:		
Cash consideration		21,203
Provision for future consideration payable		11,334
Share consideration		5,477
Directly attributable costs		1,050
		39,064
Net cash outflow to 31 March 2007:		
Cash consideration paid		19,502
Directly attributable costs paid		1,050
Cash and cash equivalents acquired		(4,341)
		16,211

From the date of acquisition to 31 March 2007, m.a.partners contributed £1,004,000 to the profit before tax of the Group and £15,634,000 to revenues.

21. Business combinations continued

21c. DFI

On 30 March 2007, the Group acquired DFI International Inc. ("DFI"), a consulting group providing services to the US National Security community for a total consideration of £22,494,000. Cash of £17,907,000 was paid on completion and new shares were issued to the shareholders of DFI with a value of £3,227,000. The final purchase price is subject to completion working capital and indebtedness adjustments.

The investment in DFI has been included in the balance sheet at its fair value at the date of acquisition. Given the proximity of the acquisition to the year end, management are finalising the fair values of the assets and liabilities acquired. Accordingly these fair values are provisional and will be amended as necessary in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

Other intangibles relate to the value of DFI's customer relationships. DFI operates in the government sector and as such new contracts are subject to tendering procedures. This reduces the value of customer relationships relative to previous acquisitions in the commercial sector. The remaining excess of purchase consideration over the fair value of the net assets acquired of £17,538,000 has been capitalised as goodwill. This is attributed to anticipated synergies with the Group's existing US operations, customer loyalty, business process and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however, they cannot be individually separated from DFI and reliably measured due to their nature and hence are included within goodwill.

	Book values £'000	Fair value to Group £'000
Intangible assets (excluding goodwill)	–	960
Property, plant and equipment	295	295
Trade and other receivables	5,866	5,866
Trade and other payables	(1,767)	(1,767)
Deferred tax liability	–	(398)
Net assets	4,394	4,956
Goodwill arising on acquisition		17,538
Total consideration		22,494
Total consideration comprised:		
Cash consideration		17,907
Share consideration		3,227
Directly attributable costs		1,360
		22,494
Net cash outflow to 31 March 2007:		
Cash consideration paid		17,907
Directly attributable costs paid		739
		18,646

As the DFI acquisition took place on 30 March 2007, it did not contribute to Group profit before tax or revenues in the year ended 31 March 2007.

If each of the Inforenz, m.a.partners and DFI acquisitions had occurred on 1 April 2006, the Group's pro forma revenue and profit before tax for the year ended 31 March 2007, based on unaudited management information for the acquired entities, would have been approximately £190.6 million and £15.8 million respectively, prior to the pre-acquisition exceptional items in DFI.

21. Business combinations continued

21d. Extraprise

On 1 April 2005, the Group acquired the assets and trade of the IT consultancy Extraprise UK Limited ("Extraprise") for total consideration of £247,000. As part of the acquisition, intellectual property rights of £50,000 were acquired with a useful life of two years. The remaining excess of purchase consideration over fair value of net assets acquired of £197,000 has been capitalised as goodwill and is attributable to anticipated synergies and the value of the workforce.

Book and fair values of the assets acquired at the date of acquisition were as follows:

	Book values £'000	Fair value to Group £'000
Intellectual property rights	50	50
Net assets acquired	50	50
Goodwill arising on acquisition		197
Total consideration		247
Total consideration comprised:		
Cash consideration paid		224
Directly attributable costs		23
Net cash outflow arising on acquisition		247

From the date of acquisition to 31 March 2006, Extraprise contributed £1,250,000 to the revenues of the Group. Since the business was immediately integrated, it is not possible to establish its contribution to profit since acquisition.

21e. National Security Products Business

On 28 October 2005, the Group acquired the assets and trade of a small company that sold specialist electronic products to the National Security market for a total consideration of up to £632,000 in cash. Consideration of £332,000 was paid on completion and a second instalment of £300,000 will be paid in 2008 if certain conditions are met. The goodwill arising on the acquisition results from anticipated synergies, customer loyalty and the value of the workforce.

	Book values £'000	Fair value to Group £'000
Property, plant and equipment	47	47
Inventories	95	95
Intangible assets (excluding goodwill)	–	240
Net assets acquired	142	382
Goodwill arising on acquisition		250
Total consideration		632
Total consideration comprised:		
Cash consideration		300
Provision for future consideration payable		300
Directly attributable costs		32
		632
Net cash outflow to 31 March 2006:		
Cash consideration paid		300
Directly attributable costs		32
		332

From the date of acquisition to 31 March 2006, the business contributed £66,000 to the profit before tax of the Group and £408,000 to revenues.

21. Business combinations continued

21f. Evolution

On 3 January 2006, the Group acquired 100% of the share capital of Evolution Consulting Group Limited ("Evolution") for total cash consideration of £9,554,000. Evolution is a consultancy and systems integrator focused on the capital markets sector. The investment in Evolution has been included in the balance sheet at its fair value at the date of acquisition.

Other intangibles relate to the value of the acquired order book and the value of Evolution's customer relationships. The remaining excess of purchase consideration over the fair value of net assets acquired of £6,247,000 has been capitalised as goodwill. This is attributable to anticipated synergies, customer loyalty, business processes and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however they cannot be individually separated from Evolution and reliably measured due to their nature and hence are included within goodwill.

	Book values £'000	Fair value to Group £'000
Intangible assets (excluding goodwill)	–	1,790
Property, plant and equipment	8	8
Deferred tax asset	494	494
Assets held for resale	850	829
Trade and other receivables	2,313	2,313
Cash and cash equivalents	1,164	1,164
Trade and other payables	(2,368)	(2,368)
Deferred tax liability	–	(537)
Bank loan	(386)	(386)
Net assets	2,075	3,307
Goodwill arising on acquisition		6,247
Total consideration		9,554
Total consideration comprised:		
Cash consideration		9,000
Directly attributable costs		554
		9,554
Net cash outflow to 31 March 2006:		
Cash consideration paid		8,491
Directly attributable costs paid		235
Cash and cash equivalents acquired		(1,164)
		7,562

From the date of acquisition to 31 March 2006, Evolution contributed £466,000 to the profit before tax of the Group and £3,171,000 to its revenues.

If the National Security Products Business and Evolution acquisitions had occurred on 1 April 2005, the Group's pro forma revenue and profit before tax for the year ended 31 March 2006 would have been approximately £109.4 million and £12.0 million respectively, prior to pre-acquisition exceptional items in Evolution.

22. Financial instruments

Financial risk management

Treasury activities are managed under policies and procedures approved and monitored by the Board. These are designed to reduce the financial risks faced by the Group, which primarily relate to credit risk, foreign currency risk, interest rate risk and liquidity risk. The Group does not undertake any trading or speculative activity in financial instruments.

Credit risk

The Group monitors its exposure to credit risk on an ongoing basis. Cash investments are only allowed in liquid securities with major financial institutions that satisfy specific criteria. The maximum credit risk exposure at the balance sheet date is represented by the carrying value of financial assets and there are no significant concentrations of credit risk.

Foreign currency risk

Translation

The Group has foreign operations in the United States of America, the Netherlands and Switzerland. The Group is therefore exposed to foreign exchange risk on the translation of the balance sheets and income statements into sterling. The Group does not currently hedge the foreign exchange risk relating to the translation of the balance sheet and income statement of overseas operations.

Transaction

Operations are also subject to foreign exchange risk from transactions denominated in currencies other than their functional currency and, once recognised, the revaluation of foreign currency denominated assets and liabilities.

To mitigate foreign exchange risk arising from transactions denominated in other currencies, the Group's policy is to eliminate 50% of currency exposures on award of contract and 50% at the time customer invoices are raised, through forward currency contracts or borrowings denominated in the foreign currency. 10% (2006: 6%) of the revenues of the Group is derived from customers outside the UK. Approximately 3% (2006: 1%) of revenue is invoiced in the foreign currencies of the customers involved. All other revenue is denominated in sterling.

There were no outstanding foreign exchange cash flow hedges at the balance sheet date for the years ended 31 March 2006 and 2007.

Interest rate risk

The Group is exposed to interest rate risk on financial assets and financial liabilities as set out below. The Group is not exposed to interest rate risks on other assets and liabilities which are transacted on normal commercial terms.

The interest bearing financial assets held by the Group are cash and cash equivalents. Group cash and cash equivalent balances are invested on a floating rate basis to ensure immediate access to funds. The interest rate risk profile of these financial assets was as follows:

	2007 £'000	2006 £'000
Sterling denominated floating rate financial assets	2,131	16,486
Euro denominated floating rate financial assets	94	–
US denominated floating rate financial assets	111	–
Euro denominated non-interest bearing financial assets	29	80
US dollar denominated non-interest bearing financial assets	530	53
	2,895	16,619

Interest earned on the Group's floating rate financial assets is based on variable bank deposit rates. No interest is earned on certain Euro and US Dollar bank balances. The Group's financial assets were exposed to exchange rate risk relating to the US Dollar and Euro amounting to £220,000 (2006: £53,000) and £31,000 (2006: £80,000), respectively.

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt. The Group's interest bearing financial liabilities relate to borrowings taken out to finance the acquisitions made during the year. The key terms of the Group's banking facilities have been set out in note 16.

22. Financial instruments continued

In order to mitigate the Group's exposure to interest rate risk on these borrowings, the Group has entered into an interest rate swap on 19 October 2006, the key terms of which have been set out below.

	Principal	Maturity	Pay	Receive
Interest rate swap	£5,000,000	31 March 2008	Fixed 5.54%	Variable, 3 month LIBOR

Interest payments/receipts are settled on a 3 monthly basis. The swap has operated as an economic hedge during the year and it has been designated as a cash flow hedge at 31 March 2007.

The Group held no financial derivatives at 31 March 2006.

Liquidity risk

The Group aims to mitigate liquidity risk by managing cash generation by its operations and applying cash collection targets throughout the Group. Investment is carefully controlled, with authorisation limits operating up to Group Board level and cash payback periods applied as part of the investment appraisal process.

Fair value of financial assets and liabilities

There were no significant differences between the carrying amounts shown in the balance sheet and the fair value of the Group's financial assets at 31 March 2007 and 31 March 2006. For current trade and other receivables/payables which are recoverable/payable within one year, the nominal value is deemed to reflect the fair value. The table below presents the carrying amounts and fair values of the Group's financial assets and liabilities at 31 March 2007 and at 31 March 2006.

	2007 £'000	2006 £'000
Carrying value and fair value		
Financial assets		
Cash	2,895	16,619
Interest rate swap	10	–
Financial liabilities		
Borrowings	10,931	–
Provisions	12,437	300

23. Obligations under operating leases

The Group has entered into commercial leases on certain properties and items of machinery. The property leases have durations of between two and ten years. As at 31 March, the Group had outstanding commitments under non-cancellable operating leases, which fall due as follows:

Future minimum lease payments payable	2007 £'000	2006 £'000
Within one year	4,359	2,498
After one year but not more than five years	14,247	6,892
After five years	16,908	4,140
	35,514	13,530

There are no subleases or contingent rentals.

24. Capital commitments

The Group had capital commitments relating to property, plant and equipment of £662,000 at 31 March 2007 (2006: £1,043,000).

25. Related party transactions

The remuneration of Directors and other members of key management, recognised in the income statement, is set out below in aggregate. Key management are defined as the Board of Detica Group plc and other persons classified as "persons discharging management responsibility" under the rules of the Financial Services Authority. Further information on the remuneration of the Directors is disclosed in the Directors' remuneration report.

	2007 £'000	2006 £'000
Short-term employee benefits	1,416	1,280
Post-employment benefits	123	94
Share-based payments	262	184
	1,801	1,558

On 30 March 2007, the Group acquired DFI International Inc (see note 21c). As part of this acquisition, General John A Gordon, a Director of Detica Inc, received $338,251 in exchange for options he held in DFI Government Practice Inc, the trading subsidiary of DFI International Inc.

During the year ended 31 March 2006, the Group contracted with Pipplus Limited, a company of which Mark Mayhew (one of the Group's Non-Executive Directors) is Chief Executive Officer. The contract was entered into on an arm's length basis and related to fixed price work totalling £30,000. The work concluded in December 2005 and there are no outstanding balances.

There were no other significant related party contracts and transactions during the years ended 31 March 2007 and 31 March 2006.

26. Principal subsidiaries

The following represent the principal subsidiary undertakings of the Group at 31 March 2007, all of which operate principally in their country of incorporation.

Company name	Country of incorporation	Principal activity	Proportion of ordinary share capital held
Detica Limited	England and Wales	Business and technology consultancy	100%
Detica Consulting Group Limited (formerly Evolution Consulting Group Limited)	England and Wales	Business and technology consultancy	100%
Detica System Integration Limited*	England and Wales	Business and technology consultancy	100%
m.a Ventures Limited*	England and Wales	Business and technology consultancy	100%
Inforenz Limited*	England and Wales	Business and technology consultancy	100%
DeticaDFI Inc* (formerly DFI Government Practice Inc)	USA	Business and technology consultancy	100%
Detica Consulting LLC* (formerly m.a.partners LLC)	USA	Business and technology consultancy	100%
Detica Inc*	USA	Business and technology consultancy	100%
StreamShield Networks Limited	England and Wales	Internet content security	97.8%
Detica Holdings Limited	England and Wales	Holding company	100%
Rubus Limited	England and Wales	Holding company	100%
m.a International Limited	England and Wales	Holding company	100%
DFI International Inc*	USA	Holding company	100%
Detica Federal Inc*	USA	Holding company	100%

*Held indirectly via intermediate holding companies.

The proportion of ordinary share capital held is equivalent to the proportion of voting rights held for all subsidiary undertakings.

27. Post balance sheet events

Since the year end, the Group announced that StreamShield Networks Limited's intellectual property and certain key engineering and sales resources will be absorbed into Detica's core UK business. As a result of this announcement, the Group has incurred an exceptional charge of £1,095,000 relating to the write down of a number of related assets held at 31 March 2007 and expects to incur further exceptional costs of approximately £800,000 relating to severance costs, share option charges and professional costs.

Statement of Directors' responsibilities in relation to the parent company financial statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the members of Detica Group plc

We have audited the parent company financial statements of Detica Group plc for the year ended 31 March 2007 which comprise the Balance Sheet and the related notes 1 to 13. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Detica Group plc for the year ended 31 March 2007.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the parent company directors' report is consistent with the financial statements. The information given in the directors' report includes that specific information presented in the business review and financial review that is cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the business review, the financial review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2007;

- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and

- the information given in the directors' report is consistent with the parent company financial statements.

Ernst & Young LLP
Registered auditors
Southampton
1 June 2007

Company balance sheet

At 31 March 2007

	Note	2007 £'000	As restated (note 1) 2006 £'000
Fixed assets			
Investments	4	59,779	27,555
Current assets			
Debtors	5	24,818	8,449
Cash at bank and in hand		432	–
		25,250	8,449
Creditors: amounts falling due within one year	6	(22,193)	(13,639)
Net current assets/(liabilities)		3,057	(5,190)
Total assets less current liabilities		62,836	22,365
Creditors: amounts falling due after more than one year	7	(10,931)	–
Provisions	8	(11,672)	–
Net assets		40,233	22,365
Capital and reserves			
Called up share capital	9	2,287	447
Share premium account	10	18,619	17,196
Merger reserve	10	5,440	–
Other reserve	10	2,652	1,365
Capital redemption reserve	10	747	747
Profit and loss reserve	10	10,488	2,610
Equity shareholders' funds	10	40,233	22,365

The Financial Statements on pages 75 to 82 were approved by the Board of Directors on 1 June 2007 and were signed on its behalf by:

Tom Black
Chief Executive

Mandy Gradden
Finance Director

Notes to the Company balance sheet

1. Accounting policies

Basis of preparation

The Financial Statements are prepared under the historical cost convention, in accordance with the Companies Act 1985 and UK Generally Accepted Accounting Policies ("UK GAAP"). The principal accounting policies adopted in the preparation of these financial statements are set out below. They have been applied consistently throughout the year and the preceding year with the exception of the requirements of UITF 44 as set out below.

New accounting standards

The Company has adopted the requirements of UITF 44 "FRS 20 – Group and Treasury Share Transactions" early. This represents a change in accounting policy for the Company. All accounting policies adopted in the current year have also been applied to the prior year.

The Company has issued share options and LTIPs to certain employees of its subsidiary undertakings. In accordance with FRS 20, a share based payment charge is recognised in the subsidiaries' profit and loss accounts. The Company itself bears no FRS 20 charge but does not seek repayment for the issue of shares on behalf of its subsidiaries. In these circumstances, the adoption of the requirements of UITF 44 requires the recognition of a capital contribution equal to the Company's subsidiaries' FRS 20 charges in the Company's financial statements. The effect of this is an addition to the Company's investment in subsidiaries and consequent increase in an other, non-distributable, reserve. This has resulted in an increase in net assets of £1,365,000 at 31 March 2006 and by £535,000 at 31 March 2005. The credit to other reserves in the year ended 31 March 2006 is £830,000 (note 10). There is no tax effect of this change in accounting policy.

Investments

Investments in subsidiaries in the Company's balance sheet are held at cost less any accumulated impairment losses.

Capital contributions to subsidiaries in respect of share options and LTIPs granted to subsidiary employees where no repayment has been sought are included within investments at the amount of FRS 20 charge incurred by the subsidiary.

Provisions

Where the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, a provision is made. If the effect is material, expected future cash flows are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Borrowings

Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. Finance charges, including issue costs, are charged to the profit and loss account using an effective interest rate method.

Borrowings are classified as creditors falling due after one year when the repayment date is more than 12 months from the balance sheet date or where they are drawn on a facility with more than 12 months to expiry.

Employee share ownership trusts

Employee share ownership plan ("ESOP") trusts, which purchase and hold ordinary shares of the Company in connection with certain employee share schemes, are included in the Company's financial statements. Any consideration paid or received by ESOP trusts for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the recognition of certain items for taxation and accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, except that deferred assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which the timing differences will reverse, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

1. Accounting policies continued

Foreign currencies

Transactions in foreign currencies are initially recorded in the functional currency by applying the spot exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transaction.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Dividends receivable from the Company's subsidiaries are recognised in the profit and loss account when the right to receive payment is established.

2. Profit attributable to members of the parent company

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account. The profit for the year dealt with in the accounts of the Company, before accounting for dividends payable, was £9,110,000 (2006: £171,000).

3. Dividends

The Directors propose a final dividend in respect of the year ended 31 March 2007 of 2.175 pence per share (2006: 1.1 pence per share) totalling £2,498,000 (2006: £1,204,000) and payable on 10 August 2007. The proposed dividend is subject to approval by the Annual General Meeting on 2 August 2007 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2007 pence per share*	2007 £'000	2006 pence per share*	2006 £'000
Interim dividends relating to 2007/2006	0.6	701	0.5	547
Final dividends relating 2006/2005	1.1	1,204	0.8	911
	1.7	1,905	1.3	1,458

* In July 2006, the Group issued four bonus shares for every issued share. The dividend per share has been adjusted to reflect the bonus issue.

Dividends payable to The Employee Benefit Trust have been waived and are excluded from the amounts recognised as distributions in the table above.

4. Investments

	Shares in Group undertakings £'000	Capital contributions £'000	Total £'000
At 1 April 2006	26,190	–	26,190
Prior year adjustment (see note 1)	–	1,365	1,365
At 1 April 2006 (as restated)	26,190	1,365	27,555
Additions	39,064	4,514	43,578
Disposals	(9,554)	–	(9,554)
Amounts written off investments	(1,800)	–	(1,800)
At 31 March 2007	53,900	5,879	59,779

The disposal in the year represents the transfer of ownership of Detica Consulting Group Limited (formerly Evolution Consulting Group Limited) to Detica Limited on 3 April 2006 for consideration of £9,873,000.

The additions in the year represents the acquisition of m.a.partners and capital contributions to subsidiaries in respect of share-based payments and the acquisition of DFI International Inc.

The amounts written off investments relates to a full provision against the investment in StreamShield Networks Limited following the decision to absorb the subsidiary's business into the Group's core business.

Details of the Company's direct and indirect investments are included in note 26 of the Group accounts.

5. Debtors

	2007 £'000	2006 £'000
Other debtors	10	–
Amounts owed by subsidiary undertakings	24,808	8,449
	24,818	8,449

6. Creditors: amounts falling due within one year

	2007 £'000	2006 £'000
Trade creditors	5	5
Amounts due to subsidiary undertakings	20,428	13,290
Accruals	1,760	344
	22,193	13,639

7. Creditors: amounts falling due after more than one year

	2007 £'000	2006 £'000
Bank borrowings	10,931	–
	10,931	–

The Company's borrowings have been drawn down under a £15,000,000 revolving credit facility. The key terms of this facility and other facilities held by the Company are set out below.

Facility	Note	Amount £'000	Maturity	Repayment terms	Interest basis
Revolving loan	1	15,000	Sept 2010	On maturity. Early repayment possible at any time. Amounts repaid can be redrawn.	LIBOR + 0.75% + ARCR*
Amortising loan	1	15,000	Sept 2010	Repayable in even quarterly instalments. Early repayment possible at any time.	LIBOR + 0.75% + ARCR*
Engagement	2	1,000	July 2007	n/a	n/a

* ARCR – Additional regulatory cost rate

Note

1 The facility can be drawn down in any major currency. Interest is payable on a three monthly basis in arrears. Interest rate fixings occur quarterly.

2 The engagement facility enables the Company to issue performance guarantees. The Company had no such guarantees in issue at 31 March 2007 or 31 March 2006.

The Company and its material subsidiaries have provided unlimited multilateral guarantees and negative pledges to the Group's bankers. The facilities are also subject to the Group meeting earnings cover, interest cover and gearing covenant tests. The Group expects to fully comply with these covenants.

7. Creditors: amounts falling due after more than one year continued

Borrowing facilities

The Company has undrawn borrowing facilities as follows:

	2007 £'000	2006 £'000
Expiring in one year or less	–	–
Expiring between three and four years	19,000	–
Total undrawn facilities	19,000	–

Details of the interest rate swap held by the Company and Group are included within note 22 of the Group accounts.

The Company had no bank facilities at 31 March 2006.

8. Provisions

	£'000
At 1 April 2006	–
Provision for futrue consideration payable – m.a.partners	11,334
Unwind of discount on deferred consideration payable	338
At 31 March 2007	11,672

The above provision is payable within one year of the balance sheet date.

9. Share capital

	2007 Number '000	2006 Number '000	2007 £'000	2006 £'000
Authorised				
Ordinary shares of 2p each	175,000	35,000	3,500	700
Allotted, called-up and fully paid				
Ordinary shares of 2p each				
At 1 April 2006	22,353	22,353	447	447
Bonus issue	89,411	–	1,788	–
Shares issued - m.a.partners acquisition	1,813	–	37	–
Shares issued – DFI acquisition	785	–	15	–
At 31 March 2007	114,362	22,353	2,287	447

In July 2006, the Group issued four bonus shares for every issued share.

The number of ordinary shares in issue at 31 March 2007 was 114,362,314 (2006: 22,352,733).

9. Share capital continued

The Company has a number of share option schemes over which options to subscribe for the Company's shares or purchase shares from the Employee Trust have been granted to Directors and staff. Options granted by the Company and by the Employee Trust under the share option schemes at 31 March 2007 were as follows:

Granted during the year ended 31 March	Options at 1 April 2006	Granted in the year	Exercised in the year	Lapsed in the year	Options at 31 March 2007	Exercise price	Exercisable in the period ended 31 March
Ordinary shares of 2 pence each							
2000	18,250	–	(12,250)	–	6,000	7.34p	2003–2010
2001	291,565	–	(68,028)	–	223,537	14.14p	2004–2011
2001	10,250	–	–	–	10,250	61.00p	2004–2011
2002	150,000	–	(21,750)	–	128,250	48.00p	2005–2012
2003	39,280	–	–	–	39,280	74.00p	2006–2013
2003	441,885	–	(246,135)	–	195,750	65.70p	2006–2013
2003	195,930	–	(99,490)	–	96,440	63.00p	2006–2013
2003	162,500	–	(137,500)	–	25,000	0.20p*	2006–2013
2004	916,170	–	(334,870)	–	581,300	73.20p	2007–2014
2004	438,000	–	(156,500)	–	281,500	0.20p*	2007–2014
2004	643,555	–	(175,320)	–	468,235	84.00p	2007–2014
2004	94,500	–	–	(45,000)	49,500	118.50p	2007–2014
2005	814,115	–	–	(58,065)	756,050	115.50p	2008–2015
2005	185,000	–	–	–	185,000	0.20p*	2008–2015
2005	205,000	–	–	–	205,000	148.90p	2008–2015
2006	1,315,230	–	–	(179,255)	1,135,975	0.40p*	2009–2016
2006	92,190	–	–	(4,500)	87,690	161.50p	2009–2016
2006	75,000	–	–	(3,760)	71,240	0.40p*	2009–2016
2006	411,305	–	–	(135,120)	276,185	0.40p*	2009–2016
2007	–	82,085	–	(10,060)	72,025	265.60p	2010–2017
2007	–	274,570	–	(6,210)	268,360	0.40p*	2010–2017
2007	–	599,012	–	(24,380)	574,632	2.00p*	2010–2017
2007	–	1,775	–	(130)	1,645	292.00p	2010–2017
	6,499,725	957,442	(1,251,843)	(466,480)	5,738,844	–	–

LTIP	2,587,035	873,582	(294,000)	(348,725)	2,817,892
ESOS	3,912,690	83,860	(957,843)	(117,755)	2,920,952
Total	6,499,725	957,442	(1,251,843)	(466,480)	5,738,844

Granted by					
– Company	3,912,690	83,860	(957,843)	(117,755)	2,920,952
– Employee Benefit Trust	2,587,035	973,582	(294,000)	(348,725)	2,817,892
	6,499,725	957,442	(1,251,843)	(466,480)	5,738,844

*Represents awards under the Group's LTIP.

The Employee Trust currently holds 1,130,862 ordinary shares (2006: 2,382,705) which are available to satisfy options granted leaving 4,607,982 (2006: 4,117,020) new issue shares which will, subject to the achievement of relevant performance conditions, be required in order to satisfy awards made under the ESOS and LTIP in the five years since the Company's flotation in 2002.

Further details of the Company's share options arrangements are set out in note 20 of the Group accounts.

10. Reconciliation of shareholders' funds and movements on reserves

	Share capital £'000	Share premium account £'000	Merger reserve £'000	Other reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Total shareholders' funds £'000
At 31 March 2005	447	17,196	–	–	747	3,468	21,858
Prior year adjustment (see note 1)	–	–	–	535	–	–	535
At 1 April 2005	447	17,196	–	535	747	3,468	22,393
Profit for the year	–	–	–	–	–	171	171
Dividends	–	–	–	–	–	(1,458)	(1,458)
Net proceeds from the disposal of own shares	–	–	–	–	–	429	429
Share-based payment credit (see note 1)	–	–	–	830	–	–	830
At 31 March 2006*	447	17,196	–	1,365	747	2,610	22,365
Profit for the year	–		–	–	–	9,110	9,110
Dividends paid	–	–	–	–	–	(1,905)	(1,905)
Net proceeds from disposal of own shares	–	–	–	–	–	673	673
Share-based payment credit (see note 1)	–	–	–	1,287	–	–	1,287
Bonus issue	1,788	(1,788)	–	–	–	–	–
Shares issued	52	3,211	5,440	–	–	–	8,703
At 31 March 2007	2,287	18,619	5,440	2,652	747	10,488	40,233

*Total shareholders' funds as previously stated were £21,000,000 before the prior year adjustment of £1,365,000.

The other reserve represents the capital contributions given to subsidiary undertakings by the Company in respect of share options and LTIPs as described in note 1. This reserve is non-distributable.

The merger reserve represents the premium on the shares issued for the acquisition of m.a.partners, which attracted merger relief under section 131 of the Companies Act 1985.

11. Related party transactions

The Company has taken advantage of the exemption in FRS 8 "Related Party Transactions" from disclosing transactions with other members of the Group headed by Detica Group plc.

Transactions with the Directors of the Company are disclosed in the Directors' Remuneration Report and in note 25 of the Group accounts.

12. Contingent liabilities

The Company has entered into cross-guarantee arrangements in respect of the banking and certain leasing facilities of the Group and is the representative member for Group registration for VAT purposes.

The Company has entered into three guarantees in respect of its indirect subsidiaries, Detica Inc and DFI International Inc. On 28 February 2006 and 30 March 2007, the Company entered into contracts to guarantee property leasing obligations of $1.0 million and $44.2 million respectively. The Company also guarantees a $0.4 million (2006: $0.4 million) corporate credit card facility.

13. Statutory and other information

The Company is a Public Limited Company incorporated and domiciled in England and Wales. The Company's ordinary shares are listed on the London Stock Exchange.

There are no employees of the Company except for Directors (2006: nil).

Directors' remuneration is disclosed on page 33 of the Directors' Remuneration Report.

The fee for the audit of the Company was £35,000 (2006: £31,000). The Company's individual accounts are exempt from disclosing fees for other services required by Regulation 4(1)(b) of the Companies (Disclosure of Auditor Remuneration) Regulations 2005 because the Group accounts are required to comply with and include the disclosures required by Regulation 4(1)(b).

Five-year history

	2007 IFRS £'000	2006 IFRS £'000	2005 IFRS £'000	2004 UK GAAP Restated (note d) £'000	2003 UK GAAP Restated (note d) £'000
Consolidated income statement extracts					
Revenue	156,112	101,504	70,210	53,523	39,198
Adjusted operating profit[(a)(e)]	17,060	11,087	8,331	8,756	7,003
Adjusted profit before tax[(b)(e)]	17,312	11,784	9,049	9,210	7,437
Earnings per share					
Adjusted diluted (pence)[(c)]	10.7p	7.7p	5.6p	5.9p	4.8p
Growth in adjusted diluted EPS (%)[(c)]	39%	36%	–	22%	23%
Average headcount	1,153	751	541	407	307
Revenue growth	54%	45%	–	37%	19%
Adjusted operating profit margin[(a)]	10.9%	10.9%	11.9%	16.4%	17.9%
Consolidated balance sheet extracts					
Non current assets	81,782	22,949	9,487	6,612	2,860
Current assets	50,966	51,258	42,435	33,611	27,401
Total assets	132,748	74,207	51,922	40,223	30,261
Total equity	66,895	45,631	34,951	26,844	19,817
Non-current liabilities	12,552	798	–	–	–
Current liabilities	53,301	27,778	16,971	13,379	10,444
Total equity and liabilities	132,748	74,207	51,922	40,223	30,261

Notes

a) Reported operating profit has been adjusted for the following items:
- 2007 – StreamShield exceptional item, amortisation of acquired intangibles and the impairment of Rubus goodwill as a result of utilisation of Rubus tax losses.
- 2006 – amortisation of acquired intangibles and the impairment of Rubus goodwill as a result of utilisation of Rubus tax losses.
- 2005 – the impairment of Rubus goodwill as a result of utilisation of Rubus tax losses.
- 2004 – amortisation of goodwill.

b) Reported profit before tax has been adjusted for the amounts set out above and, in 2007, the unwinding of the discount on m.a.partners deferred consideration.

c) Reported earnings per share has been adjusted for the adjustments to profit before tax set out above and the tax effects thereon. Earnings per share have been presented on a pro forma basis for the bonus issue in July 2006.

d) Restated for the implementation of UITF 38.

e) Includes the Group's investment in StreamShield Networks totalling £4,056,000 in 2007, £4,015,000 in 2006, £2,674,000 in 2005 and £495,000 in 2004.

Notice of Annual General Meeting

Detica Group plc
Registered in England and Wales – No. 3328242

Notice of 2007 Annual General Meeting

Notice is hereby given that the 2007 Annual General Meeting of the members of Detica Group plc will be held at 6th Floor, 2 Arundel Street, London WC2R 3AZ on Thursday 2 August 2007 at 2.00pm for the following purposes:

Ordinary business

1 To receive and, if thought fit, to adopt the Company's financial statements and the reports of the Directors and auditors for the year ended 31 March 2007.

2 To consider the Directors' remuneration report for the year ended 31 March 2007 and to authorise the Remuneration Committee to fix the remuneration of the Directors.

3 To elect Colin Evans, in accordance with the Articles of Association of the Company, as an Executive Director.

4 To elect John Gordon, in accordance with the Articles of Association of the Company, as a Non-Executive Director.

5 To re-elect Chris Conway, retiring by rotation in accordance with the Articles of Association of the Company, as a Non-Executive Director.

6 To re-elect Mandy Gradden, retiring by rotation in accordance with the Articles of Association of the Company, as an Executive Director.

7 To declare a final dividend of 2.175 pence per ordinary share.

8 To reappoint Ernst & Young LLP as auditors until the next Annual General Meeting of the Company at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special business

To consider and, if thought fit, pass the following resolutions:

9 Special resolution

THAT the Company be authorised, subject to and in accordance with the provisions of the Companies Act 2006 to send, convey or supply all types of notices, documents or information to the members in electronic form (as defined in the Companies Act 2006) and to make such notices, documents or information available on a website.

10 Special resolution

THAT subject to the passing of Resolution 9 in the notice of this meeting, the articles contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

11 Ordinary resolution

THAT the authority conferred on the Directors by paragraph 9 of the Company's Articles of Association be renewed for the period ending on the date of the Annual General Meeting in 2008 and for such period the Section 80 amount shall be £762,415.

12 Special resolution

THAT, conditional upon the passing of Resolution 11 above, the power conferred on the Directors by paragraph 9.3 of Article 9 of the Company's Articles of Association be renewed for the period referred to in Resolution 11 and for such period the Section 89 amount shall be £114,362.

13 Ordinary resolution

THAT, in accordance with the requirements of the US Internal Revenue Code, the aggregate number of ordinary shares in the Company ("Detica Shares") that may be issued to participants under the proposed Detica Group plc Employee Share Purchase Plan shall not exceed 600,000 Detica Shares and the companies whose employees will be offered options to purchase Detica Shares under the proposed Detica Group plc Employee Share Purchase Plan shall be US subsidiaries of the Company as designated from time to time by the Directors.

By order of the Board

John Woollhead
Company Secretary

Surrey Research Park, Guildford, Surrey GU2 7YP
1 June 2007

Notes

1 Holders of ordinary shares are entitled to attend and vote and to be represented at the meeting. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not also be a member of the Company. The lodging of a proxy will not prevent the member attending a meeting if he/she subsequently decides to do so.

2 A proxy form for use by ordinary shareholders is enclosed. The instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the Company's share registrars (Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL) not later than 48 hours before the time appointed for holding the meeting.

3 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting ("AGM") to be held on 2 August 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4 In order to have the right to attend and vote at the meeting a person must have their name entered in the register of holders of ordinary shares of the Company by 6.00pm on 31 July 2007. Changes to the register after this time will be disregarded in determining the rights of any person to attend and vote at the meeting.

5 In accordance with paragraph 29 of Schedule 13 to the Companies Act 1985, the register of Directors' interests in the share capital of the Company (maintained under section 325 of the said Act) will be available for inspection at the commencement, and during the continuance, of the AGM.

6 Copies of service contracts between the Company and each of the Executive Directors will be available at the registered office of the Company on any weekday, during normal business hours from the date of this notice until the date of the meeting, and at the place of the meeting for a period at least 15 minutes prior to the AGM and during the meeting.

The Chairmen of the Audit, Nomination and Remuneration Committees will be available to answer queries during the meeting.

Explanatory notes

Resolution 3, the Board is proposing Colin Evans for election as an Executive Director. His biography is set out on page 16 of the Annual Report.

Resolution 4, the Board is proposing John Gordon for election as a Non-Executive Director. His biography is set out on page 17 of the Annual Report.

Resolution 5, the Board is proposing Chris Conway for re-election as a Non-Executive Director. Chris was elected at the 2004 AGM, and none of the remaining Directors has held office for more than three years without re-election (Article 79). His biography is set out on page 16 of the Annual Report.

Resolution 6, the Board is proposing Mandy Gradden for re-election as an Executive Director. Mandy Gradden was elected at the 2004 AGM, and none of the remaining Directors has held office for more than three years without re-election (Article 79). Her biography is set out on page 17 of the Annual Report.

Resolution 9, a Special Resolution, seeks general authority from shareholders to send or supply documents or information to shareholders in electronic form (e.g. by email) or by means of a website, so taking advantage of new company legislation regarding electronic communications with shareholders, which became effective on 20 January 2007.

Existing company legislation permits the Company to communicate with shareholders electronically (e.g. by fax, email or by means of a website) in respect of certain types of information they receive from the Company. However, the new legislation makes two important changes:

- all company notices, documents and other information ("shareholder information") can now be provided to shareholders electronically, provided that they agree to this and provide an appropriate (e.g. email) address;

- if shareholders are invited to agree that the Company may send or supply shareholder information by means of a website, those who do not respond within 28 days are deemed to have agreed to the Company communicating shareholder information to them by means of a website.

Where shareholders agree (or are deemed to have agreed) to communication of shareholder information by means of a website, shareholders must be notified of the availability of the relevant document or information on the website, the address of the website, the place on the website where it may be accessed and how to access the document or information. This information will be provided to shareholders by post.

Resolution 9 is being proposed to confer the necessary authority on the Company to take advantage of the new legislation on electronic communications.

Resolution 10 proposes the adoption of new Articles of Association to reflect the new legislation on electronic communications (described in further detail above), and to make a number of minor consequential amendments required by the Companies Act 2006. The material difference between the current Articles and the proposed new Articles of Association is the deletion of Articles 129 to 135 (Notice and Electronic Communications) and the insertion of a new section "Communications with Members" in their place.

A copy of the Articles of Association as proposed to be amended by Resolution 10 will be available for inspection during usual business hours on weekdays (Saturdays and public holidays excepted) at the Company's registered office, Surrey Research Park, Guildford, Surrey, GU2 7YP, United Kingdom and at 6th Floor, Arundel Street, London WC2R 3AZ until the conclusion of the Annual General Meeting, and will also be available for inspection at the meeting from at least 30 minutes prior to the commencement of the meeting until its conclusion.

Resolution 11 will, if approved, renew the Directors' authority to allot relevant securities up to an aggregate nominal amount of £762,415 being approximately (but not more than) one-third of the Company's ordinary share capital as at the date of notice of AGM. As at the date of the notice of AGM, the Company did not hold any treasury shares.

The Directors have no present intention of making use of the authority sought but wish to retain the flexibility to allot relevant securities should they consider this to be in the best interests of the Company. No issue will be made which would effectively alter control of the Company without the prior approval of shareholders in general meeting. The authority will, if granted, replace the similar authority conferred on the Directors at the 2006 AGM and will lapse on the date of the AGM in 2008.

Resolution 12, a Special resolution, will, if approved, permit the Directors, until the conclusion of the 2008 AGM of the Company, to allot equity securities wholly for cash in a non-pre-emptive manner, either by way of a rights issue or in any other way up to the total nominal amount of £114,362. The amount of shares which may be issued other than by way of rights issue pursuant to the power granted by this Resolution, if approved, will be limited to a nominal value which is equivalent to 5% of the issued equity share capital on the date of the notice of AGM. The authority will, if granted, replace the similar power conferred on the Directors at the 2006 AGM and will lapse on the date of the AGM in 2008.

For the purposes of this Resolution:

(i) **"rights issue"** means an issue of equity securities to holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;

(ii) references (except in paragraph (v) below) to an allotment of equity securities shall include a sale of treasury shares;

(iii) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights;

(iv) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 (as amended) shall bear the same meanings herein; and

(v) the power in Resolution 12, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority in Resolution 11 above.

Resolution 13, seeks approval of the number of shares in the Company which can be issued under the proposed Detica Group plc Employee Share Purchase Plan and the class of employees eligible to participate in the plan. Such approval is necessary, under the US Internal Revenue Code, if participants are to be eligible for beneficial tax treatment. Further information regarding the proposed Detica Group plc Employee Share Purchase Plan is set out in the Directors' Remuneration Report on page 29.

Detica

Surrey Research Park, Guildford GU2 7YP UK
www.detica.com

END